Form 20-F
period 2016-12-31
Natcore Technology Inc.
filed 2017-05-17
CIK 1464623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………….

For the transition period from………………………… to …………………………

Commission file number:

NATCORE TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Natcore Technology Inc
189 N. Water Street, Suite 700
Rochester, NY 14604-1163
(Address of principal executive offices)

Thomas Scarpa
189 N. Water Street, Suite 700
Rochester, NY 14604-1163
(585) 286-9180
scarpa@natcoresolar.com
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value: 18,386,111
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report: 68,738,602

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes      ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☒	Accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board   ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: N/A

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, Natcore’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: the Company’s anticipated future business strategies, the Company’s plans and expectations for its technologies, the timing and amount of estimated future revenues and sales, costs of goods and services sold, capital expenditures, costs and timing of the development of new technologies, future sales of products and technologies produced by the Company, success of the Company’s research and development activities, patenting time lines and availability, the Company’s ability to meet its working capital needs in the next twelve months and thereafter, requirements for and availability of additional capital; and growth in the solar industry.

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

STATUS AS AN EMERGING GROWTH COMPANY

Natcore is an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and is subject to reduced public reporting requirements. Natcore has chosen not to take advantage of the extended transition period for new accounting standards. While the decision to opt out of the extended period to comply with new or revised accounting standards is irrevocable, the Company may in the future elect to avail itself of other reduced reporting obligations available as an emerging growth company. Natcore will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. Natcore expects to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “larger accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if the Company were to qualify as an “accelerated filer” or a “larger accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

CURRENCY

Unless otherwise indicated, all references to ($) dollar amounts are expressed in the lawful currency of the United States of America.

FOREIGN PRIVATE ISSUER FILINGS

Natcore is considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).In its capacity as a foreign private issuer, Natcore is exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Natcore’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Company’s common shares. Moreover, Natcore is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, Natcore is not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

Natcore may take advantage of these exemptions until such time as it is no longer a foreign private issuer. Natcore is required to determine its status as a foreign private issuer on an annual basis at the end of its second fiscal quarter. Natcore would cease to be a foreign private issuer at such time as more than fifty percent (50%) of its outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of its executive officers or directors are United States citizens or residents; (2) more than fifty percent (50%) of its assets are located in the United States; or (3) its business is administered principally in the United States. If Natcore loses its “foreign private issuer status” it would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers.”

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

The Company has derived the summary consolidated statements of comprehensive income data for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012 from its audited consolidated financial statements (included elsewhere in this prospectus).

As of December 31,	2016	2015	2014	2013	2012

Expenses
Consulting	124,652	181,589	229,792	108,657	70,410
Depreciation and amortization	146,946	279,527	412,492	359,178	325,648
Filing fees	45,172	25,016	34,090	32,082	26,743
Foreign exchange (gain) loss	16,457	5,159	41,344	90,060	(62,086)
Interest and bank charges	2,698	2,383	1,581	1,269	2,056
Marketing	341,104	268,853	81,401	96,641	56,553
Office and miscellaneous	201,736	216,811	273,264	267,532	500,322
Professional fees	219,016	335,762	213,888	129,499	204,442
Research and development	1,137,422	1,203,716	1,634,864	1,480,058	781,042
Stock-based compensation	869,130	387,648	301,732	325,686	609,400
Travel	37,472	45,858	73,922	126,668	216,725
Wages and salaries	763,223	778,339	770,105	855,853	821,365

	(3,905,028)	(3,730,661)	(4,068,475)	(3,873,183)	(3,552,620)

Other Income (Expense)
Fair value adjustment on warrants	1,880,587	226,827	1,842,317	(79,353)	1,690,715
Other income	1,932	14,124	—	—	—
Interest income	809	1,581	32,626	13,708	23,550

Net and comprehensive income (loss)	(2,021,700)	(3,488,129)	(2,193,532)	(3,938,828)	(1,838,355)

Loss per share - basic and diluted	(0.03)	(0.07)	(0.05)	(0.10)	(0.05)

Weighted average number of shares outstanding - basic and diluted	60,007,618	51,329,138	42,294,310	41,097,726	36,014,144

As of December 31,	2016	2015	2014

Assets
Current Assets
Cash and cash equivalents	23,252	521,521	548,387
Receivables	12,071	29,057	5,939
Prepaid expenses	55,187	148,076	60,395

	90,510	698,654	614,721
Non-Current Assets
Equipment	223,325	366,729	582,503
Intangibles	—	—	36,568

	223,325	366,729	619,071

	313,835	1,065,383	1,233,792

Liabilities and Equity
Current Liabilities
Trade payables and accrued liabilities	1,192,636	749,985	289,688
Derivative liability	367,346	1,135,157	124,823

	1,559,982	1,885,142	414,511

Equity
Share capital	16,417,322	15,690,371	13,977,256
Share-based payment reserve	4,275,173	3,375,710	2,956,964
Share subscriptions receivable	—	31,102	313,874
Deficit	(21,938,642)	(19,916,942)	(16,428,813)

	(1,246,147)	(819,759)	819,281

	313,835	1,065,383	1,233,792

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in Natcore common shares involves a high degree of risk. Shareholders should consider carefully the risks described below, together with the financial and other information contained in this annual report. The occurrence of the risks described below could have a material adverse impact on Natcore’s business, financial condition or results of operations. In any such case, the trading price of Natcore common stock could decline and investors may lose part or all of his or her investment. Various statements in this annual report, including the following risk factors, contain forward-looking statements.

Risks Related to Natcore’s Business

There is no assurance that the Company will turn a profit.

The Company is currently not profitable. There is no assurance as to whether the Company will be profitable, earn revenues or whether the Company will be able to return any investment funds, to make cash distributions or to meet its operating expenses and debt service, if any.

The Company’s independent auditor’s reports on its financial statements for the years ended December 31, 2016 and 2015 includes a “going concern” explanatory paragraph.

The Company’s independent auditor has presented the Company’s financial statements on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. However, the Company’s independent auditor has expressed some doubt as to the Company’s ability to continue as a going concern. This means that the Company may not generate enough funds to pay its general operating expenses and bills from professionals and other advisors that it is obligated to pay. Since the Company has not generated any revenues from operations, management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common stock. There may be situations where all sources of revenue described (or any revenue at all) may not be available given market conditions and customer requirements. The Company has had net losses in each of the last three fiscal years and as of December 31, 2016; the Company has had recurring losses from operations and a cumulative deficit of approximately $21,938,642.

There is no assurance that the Company will generate immediate revenues; the Company projects cash on hand sufficient to fund operations for approximately twelve months.

The Company anticipates that it will incur substantial expenses relating to the implementation of its business plan and cost overruns may be incurred. The Company currently expects the initial expenses it incurs to result in operating losses for the Company for the foreseeable future. Furthermore, no assurance can be made that a shareholder will realize any return on his or her investment, or that such shareholder will not lose his or her entire investment. In 2016 the Company completed non-brokered private placements issuing 8,095,055 units for gross proceeds of $1,937,107. As of December 31, 2016, the Company had $23,252 in cash. The Company anticipates its current cash and cash equivalents will be sufficient to fund operations for approximately twelve months.Additionally, the company may pursue additional financing alternatives, including completing another private placement.

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

The Company is in research and development stage.

Substantial corporate resources are currently being expended on the development of the Company’s technologies. These technologies remain in the development stages and have not yet been commercialized. There can be no guarantee that the Company’s technologies will achieve the objectives which Natcore believes are necessary for successful products in the market. In addition, there are risks associated with commercializing any product, including the risk that full-scale production may not be achieved at an acceptable cost level. In addition, since the Company’s technologies are in the development stage, there can be no guarantee that technical milestones can be achieved. Failure to successfully commercialize the Company’s technologies may materially and adversely affect the Company’s financial condition and results of operations.

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

SHAREHOLDERSS ARE HEREBY ADVISED THAT THE SUCCESS OF PREVIOUS VENTURES OR PROJECTS UNDERTAKEN BY THE COMPANY’S MANAGEMENT OR THE MANAGEMENT OF ANY ACQUIRED COMPANY CANNOT BE CONSTRUED AS A GUARANTEE OF THE SUCCESS OF THE COMPANY.

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

The Company incorporated under the laws of the Province of British Columbia, Canada. Service of process upon the Company and upon the Company’s directors and officers, who may reside outside the United States, may be difficult to obtain within the United States. Furthermore, some of the Company’s assets and some of the Company’s directors and officers are located outside the United States, any judgment obtained in the United States against the Company or any of the Company’s directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

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

The Company is subject to foreign exchange risk

The Company operates in the United States but raises funds in Canadian dollars which creates exposure to changes in exchange rates, primarily as between the US dollar and the Canadian dollar. Changes in the exchange rates faced by the Company may have a material adverse impact on its future financial performance. In recent years, the Canadian dollar has dropped in value as against the U.S. dollar and has performed with increased volatility relating to general economic conditions.

The Company may suffer uninsured losses.

The Company plans to obtain comprehensive insurance coverage, including liability, fire and extended coverage, as is customarily obtained for businesses similar to the Company. Certain types of losses of a catastrophic nature, such as losses resulting from floods, tornadoes, thunderstorms and earthquakes, are uninsurable or not economically insurable to the full extent of potential loss. Such Acts of God, work stoppages, regulatory actions or other causes, could interrupt or delay the Company’s development or expansion, and would adversely affect the Company’s business, results of operations, and profitability.

Dependence on Management and absence of Key Man Insurance.

The Company’s business, to date, and for the foreseeable future, will be significantly dependent on the Company’s management team, directors and key consultants, including but not limited to Charles Provini, John C. Calhoun, and Dennis J. Flood. Each of the foregoing has other engagements that compete for their time.

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

Risks associated with expansion.

Any expansion plans undertaken by the Company to increase or expand its operations entail risks, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company’s present and prospective business activities. The Company cannot assure its shareholders that its products, procedures or controls will be adequate to support the anticipated growth of its operations.

Inability to protect proprietary and technology rights.

The Company’s success will depend in part on its ability to protect its proprietary rights and technologies, including, but not limited to, U.S. Patent 7,718,550, U.S. Patent 7,253,014, U.S. Patent 7,682,527, U.S. Patent 7,491,376, U.S. Patent 7,692,218, U.S. Patent 8,431,818, U.S. Patent 7,999,172, U.S. Patent 8,433,417, U.S. Patent 8,716,152 and U.S. Patent 9,093,267. The Company relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights. However, not all of these measures may apply or may afford only limited protection. The Company’s failure to adequately protect its proprietary rights may adversely affect the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s services or to obtain and use trade secrets or other information that it regards as proprietary. Based on the nature of its business, it may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company’s means of protecting its proprietary rights abroad may not be adequate, and competitors may independently develop similar technologies. The Company may become involved in litigation over proprietary rights. In the event of an adverse result in any future litigation with third parties relating to proprietary rights, the Company could be required to pay substantial damages, including treble damages if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. However, there can be no assurance that the Company would be able to successfully resolve such disputes in the future.

No assurance of profitability.

The Company may experience operating losses as it develops, produces and distributes its products and services. As a result, the Company may not be able to achieve profitability in a commercially acceptable time frame, if ever.

Natcore is an “emerging growth company” with reduced reporting requirements.

Natcore is an “emerging growth company,” as defined in the JOBS Act. Although the Company has elected not to take advantage of certain reporting exemptions available it, for so long as Natcore remains an “emerging growth company,” it will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act, applicable to non-emerging growth companies, that requires that an independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting. This may increase the risk that the Company will fail to detect and remedy any weaknesses or deficiencies in its internal control over financial reporting. In general, these reduced reporting requirements may allow the Company to refrain from disclosing information that investors may find important. It is also possible that shareholders may generally find Natcore’s common shares less attractive due to its status as an “emerging growth company” and its limited disclosures. Any of the foregoing could adversely affect the price and liquidity of the Company’s common shares.

Natcore may take advantage of these disclosure exemptions until it is no longer an “emerging growth company” however it may still take advantage of certain reduced reporting requirements if it remains a small company. The Company will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which the fifth anniversary of the offering filed pursuant to the F-1 Registration Statement deemed effective on May 26, 2015;
•	the last day of the fiscal year in which the Company’s annual gross revenues are $1 billion or more;
•	the date on which the Company, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or
•	the last day of any fiscal year in which the market value of the Company’s common shares held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

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

In addition, macroeconomic and geopolitical events influence the demand for solar power products. Specifically, currency exchange rates and governmental regulation affect the price of other energy resources like oil, natural gas and coal. A reduction in the price of these traditional energy resources, such as the recent significant decrease in the oil and natural gas markets, could result in a reduction in the demand for alternative energy sources such as solar power; which in turn could reduce the margins of the Company’s products and result in a decrease in revenue.

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

If the Company misses a required performance standard, fails to timely complete, or otherwise fails to adequately perform on a project, the Company may incur a loss on that project which may reduce or eliminate its overall profitability.

The Company may commit to a client that the Company will complete a project by a scheduled date. The Company may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, the Company may incur additional costs or be held responsible for damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel and resources needed for the project. If the project is delayed or canceled, the Company may bear the cost of an underutilized workforce. In addition, performance on projects can be affected by a number of factors beyond its control, including unavoidable delays from the weather conditions, changes in the project scope, unanticipated site conditions or other disruptions. In some cases, should the Company fail to meet the required schedule or performance standards, the Company may also be subject to agreed upon financial damages which are determined by the contract. To the extent that these events occur, the total costs of the project could exceed its estimates or, in some cases, cause a loss which may reduce or eliminate its overall profitability or cause a financial loss.

The Company conducts a portion of its operations through joint venture entities, over which the Company may have limited control.

The Company may partner with its Best of Breed clients or conduct its operations through joint venture entities. As with most joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or disputes. The Company cannot control the actions of its joint venture partners, and the Company typically has joint and several liability with its joint venture partners under the applicable contracts for joint venture projects. These factors could potentially harm the business and operations of a joint venture and, in turn, the Company’s business and operations.

In conducting the Best of Breed Program, the Company depends on other contractors and subcontractors. If these parties fail to satisfy their obligations to Natcore or other parties, or if Natcore is unable to maintain these relationships, the Company’s revenue, profitability and growth prospects could be adversely affected.

The Company depends on contractors and subcontractors in conducting the Best of Breed Program. There is a risk that the Company may have disputes with its subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or the Company’s failure to extend existing task orders or issue new task orders under a subcontract. In addition, if any of the subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, Natcore’s ability to fulfill its obligations may be jeopardized.

The Company also relies on relationships with other contractors when it acts as their subcontractor or joint venture partner. The Company’s future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with the Company, or refuses to pay under a contract.

The Company business and operating results could be adversely affected by its inability to accurately estimate the overall risks, revenue or costs on a contract.

The Company may engage in a fixed-price contract which requires the Company to either perform all work under the contract for a specified lump-sum or to perform an estimated number of units of work at an agreed price per unit, with the total payment determined by the actual number of units performed. Fixed-price contracts expose the Company to a number of risks not inherent in cost-plus and time and material contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond the Company’s control, failures of subcontractors to perform and economic or other changes that may occur during the contract period. Losses under fixed-price construction contracts could be substantial and harm the Company’s results of operations. Under the Company’s cost-plus contracts, some of which are subject to contract ceiling amounts, the Company is reimbursed for allowable costs and fees which may be fixed or performance based. If the Company’s costs exceed the contract ceiling or are not allowable, the Company may not be able to obtain reimbursement for all such costs. Accounting for a fixed-price contract requires judgments relative to assessing the contract’s estimated risks, revenue and costs as well as technical issues. The uncertainties inherent in the estimating process make it possible for actual costs to vary from estimates, or estimates to change, resulting in reductions or reversals of previously recorded revenue and profit. Such variances could be material. Finally, the Company may receive equity or a portion of the revenues generated from a power purchase agreement. The lack of success of the underlying venture or the failure of the client to generate revenue may adversely affect the Company’s business and operating results.

The Company’s services expose it to significant risks of liability, and it may be difficult or more costly to obtain or maintain adequate insurance coverage.

The Company’s services involve significant risks that may substantially exceed the fees the Company derive from its services. The Company’s business activities expose it to potential liability for professional negligence, personal injury and property damage among other things. The Company cannot always predict the magnitude of such potential liabilities. In addition, its ability to perform certain services is dependent on the availability of adequate insurance. The Company may obtain insurance from insurance companies to cover a portion of its potential risks and liabilities subject to specified policy limits, deductibles or coinsurance. It is possible that the Company may not be able to obtain adequate insurance to meet its needs or may have to pay an excessive amount for the insurance coverage the Company desires. In addition, the Company may not be able to acquire any insurance for certain types of business risks.

Risks Related to the Company’s Common Shares

Authorized capital consists of an unlimited number of shares of one class designated as common shares

The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to the Company’s common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. Natcore’s common shares do not have pre-emptive rights to purchase additional shares. Shareholders should be aware that the exercise of warrants described herein will dilute the value of current holdings.

Volatility of the market price of the Company’s common shares could adversely affect its shareholders and Natcore.

          The market price of the Company’s common shares could be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in Natcore’s operating results or those of Natcore’s competitors,
•	technological enhancements or developments by Natcore or its competitors,
•	regulatory changes effecting Natcore’s industry,
•	changes in the roles of key personnel,
•	geopolitical events effecting Natcore’s industry, and
•	disputes concerning proprietary rights concerning patents that Natcore holds.

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

Shareholders may experience dilution as a result of future purchases exercised on outstanding options and warrants.

As of December 31, 2016, the Company had 7,511,500 options outstanding. Each option entitles the holder to purchase one additional common share at exercise prices ranging from CDN$0.18 to CDN$1.11 and expiring on dates ranging from April 17, 2017 to December 30,2021, some of which have expired unexercised as of the date hereof.

As of December 31, 2016, the Company had 26,679,670 warrants outstanding. Each warrant entitles the holder to purchase one additional common share at an exercise prices ranging from CDN$0.25 to CDN$0.95 and US$0.62 and with expiration dates ranging from July 20, 2017 to December 14,2019.

To the extent these options or warrants are ultimately exercised, shareholders will sustain future dilution.

THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE ITS CURRENT BUSINESS PLAN. EACH SHAREHOLDER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE COMPANY’S COMMON STOCK AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Natcore Technology, Inc. (“Natcore” or “the Company”), is a corporation organized under the laws of British Columbia, Canada organized on August 9, 2007, is a research and development company pioneering solar cells with improved efficiency and reduced cost. By combining expertise of the Company’s scientists with a well-equipped research facility, the Company is developing approaches that will define the next generation of solar cells. Natcore’s intellectual property is currently protected by 65 patents granted or pending. Natcore does not plan to manufacture solar cells, but rather to have the technology manufactured through partnerships with third parties that will ultimately yield licensing and royalty revenues.

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

Natcore is currently focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications including laser processing, tandem quantum-dot solar cells and its Natcore Foil Cell™ structure, the development of which eliminates the need to use high-cost silver in mass-manufactured silicon solar cells. Natcore’s laser and all-back-contact cell technologies are also aimed at replacing traditional high cost processes, while also allowing for cell efficiencies well above today’s standard products. This technology combines two traditional steps in the manufacturing process thus reducing cost.

To protect the Company’s exclusive rights in such technologies, as of December 31, 2016, Natcore had licensed or owns 31 granted and 34 pending patents

_______________________
1 The Capital Pool Company program is a two-step listing process offered by the TSX Venture Exchange. In step one, a new company (a “Capital Pool Company”) is listed on the TSX Venture Exchange as an initial public offering. In step two (the “Qualifying Transaction”), the Capital Pool Company acquires an asset or completes a transaction with a private business which results in the listing of the acquired business on the TSX Venture Exchange. If the acquired business can meet the minimum listing requirements of the Toronto Stock Exchange (the “TSX”); it can be directly listed on the TSX at the closing of the Qualifying Transaction. The listing of a business via the Capital Pool Company program can be more cost and time efficient than a listing through a traditional initial public offering.

The addresses (and telephone number) of Natcore’s principal offices are:

New York Office
189 N. Water Street, Suite 700
Rochester, New York 14604-1163
(545) 286-9180

Background

Natcore is a research and development company pioneering solar cells with improved efficiency and reduced cost. Natcore’s intellectual property is currently protected by 65 patents granted or pending. More specifically, Natcore has technologies which (i) enable the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures; (ii) create a nanostructured, porous surface called black silicon on a silicon wafer; (iii) will enable low temperature manufacturing of silicon solar cells at low cost by means of laser processing; and (iv) eliminate high-cost silver from mass-manufactured silicon solar cells through the creation of the Natcore Foil Cell™. Natcore does not plan to manufacture solar cells, but rather to have the technology manufactured through partnerships with third parties that will ultimately yield licensing and royalty revenue.

Four Year History

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

On February 17, 2015, the Company announced that it had formed a heterojunction solar sell using germanium quantum dots on an ordinary n-type silicon wafer. Quantum-dot solar cells have the potential to be transformational for terrestrial solar energy, with efficiencies far above anything available commercially as of the date of their formation. One month later, Natcore produced an all-back-contact silicon “SHJ-structure” (heterojunction with intrinsic thin layer) solar cell using their proprietary laser technology. On July 9, 2015, Natcore developed a new solar cell structure that was expected to completely eliminate high-cost silver from mass-manufactured silicon solar cells. By August 2015 the Company was able to build an all-back-contact silicon heterojunction cell structure in which the use of silver was eliminated. This substitution was accomplished with no loss of performance and a substantial decrease in the metallization cost of a solar cell and total raw material cost of a solar module. In March 2016, the Company announced that it had reached an efficiency level of 17.5% for its laser processed cells through further refinement of the Natcore Foil Cell™.

On March 29, 2016, Natcore announced it had achieved commercial level efficiencies for its laser-processed solar cells. Refinement of Natcore’s revolutionary Natcore Foil Cell™, which utilizes low-cost aluminum instead of high-cost silver, has progressed rapidly; less than 11 months prior, early proof-of-concept cells were delivering 4% efficiencies. As of this announcement, the Company’s cells reached efficiencies of 17.5% (roughly the equivalent of typical commercial cells being sold). Natcore’s new cell design, which builds upon the basic concept of a silicon heterojunction (SHJ) solar cell, is producing short-circuit currents above 40 mA/cm2 and open-circuit voltages above 0.65V. Anticipated improvements in these measurements, as well as fill factor, project to efficiencies well above 20%. To quantify the cost advantages of its process and design for potential partners, Natcore has retained an independent laboratory to prepare an analysis comparing the cost of producing solar cells using Natcore’s breakthrough process with that of making cells using existing manufacturing methods.

On November 15, 2016, the Company announced it had achieved an efficiency of 19.4% in its latest demonstration solar cell by reducing resistance from laser-formed contacts. The laser-formed base contact is critical to the Natcore Foil Cell™, which is an all-back-contact cell that eliminates the need for high-cost silver in the production process by replacing it with low-cost aluminum. Higher resistance at this contact, as well as damage from the laser process, had been limiting the performance of the Company’s demonstration cells. Natcore scientists discovered a new laser-based contacting process that overcomes these issues. As a result, device efficiency increased by nearly 2% since June 2016 when the Company announced an efficiency of 17.5% (17.5% being roughly equivalent to typical commercial cells available as of that date). In 2015, the Company’s early proof-of-concept cells were delivering 4% efficiencies. Solar cells using Natcore’s new approach have an open-circuit voltage (Voc) of nearly 0.7V, pointing to the potential of significantly higher efficiencies.

On May 2, 2017, Natcore announced that it had achieved an efficiency of 20.7% in its latest demonstration of the solar cell.

To protect the Company’s exclusive rights in such technologies, as of the date hereof, Natcore had licensed or owns 31 granted and 34 pending patents.

Recent Financings

In January 2015, the Company completed a non-brokered private placement and issued 1,352,062 units at a price of CDN$0.43 per unit for gross proceeds of $471,479 (CDN$581,387). Each unit comprised one common share and one share purchase warrant, with each warrant exercisable at a price of CDN$0.70 per share for a period of three years from the date of closing. The Company also issued 4,250 finders’ warrants with a fair value of $885 in connection with this private placement exercisable at a price of CDN$0.43 per share for a period of three years from the date of closing.

In April 2015, the Company completed a non-brokered private placement and issued 1,200,050 units at a price of CDN$0.70 per unit for gross proceeds of $672,028 (CDN$840,035). Each unit comprised one common share and one share purchase warrant, with each warrant exercisable at a price of $0.70 per share for a period of three years from the date of closing. The Company also issued 9,250 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.95 per share for a period of three years from the date of closing.

In July 2015, the Company completed a non-brokered private placement and issued 1,822,000 units at a price of CDN$0.54 per unit for gross proceeds of $982,227 (CDN$1,275,400). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.74 per share for a period of three years from the date of closing. The Company also issued 73,500 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.74 per share for a period of three years from the date of closing.

On July 15, 2015, the Company entered into an investment agreement, as amended on August 21, 2015, for the provision of an up to $5 million investment facility by Dutchess Opportunity Fund II. During the 36-month term of the agreement, Dutchess will be required, at the option of Natcore, to purchase up to $5 million of Natcore common stock. Natcore will control the timing and amount of any share sales to Dutchess and a minimum price of the common stock to be issued. Under the agreement, Dutchess is required to purchase Natcore shares at a discount of 5% from the market price of the shares on the OTCQB at the time of each transaction. No commissions or compensation is to be paid by Natcore as a result of signing the agreement. As of the date hereof, the Company has not drawn upon the investment. Due to regulatory restraints resulting from the Company’s Canadian registration, the Company has not, and does not intend to, utilize this investment facility.

In November 2015, the Company completed a non-brokered private placement and issued 1,694,444 units at a price of CDN$0.36 per unit for gross proceeds of $456,018 (CDN$610,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

In December 2015, the Company completed a non-brokered private placement and issued 1,681,189 units at a price of CDN$0.36 per unit for gross proceeds of $437,096 (CDN$605,228). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 26,600 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. In connection with the private placements completed during the year ended December 31, 2015, the Company incurred share issued costs of $147,680 consisting of cash finders’ fees, exchange and regulatory fees and legal fees.

In February 2016, the Company completed a non-brokered private placement and issued 273,058 units at a price of CDN$0.36 per unit for gross proceeds of $70,908 (CDN$98,301). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company had received subscriptions of $31,102 at December 31, 2015 that related to this private placement. On issue the fair value of the warrants was determined to be $26,464 and included in derivative liability (Note 8).

In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $622,166 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $507,562 and included in derivative liability (Note 8). The Company also issued 23,450 finders’ warrants with a fair value of $5,248 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In June 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $311,988 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $133,402 and included in derivative liability (Note 8). The Company also issued 70,000 finders’ warrants with a fair value of $9,338 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In July 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $303,630 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $121,943 and included in derivative liability (Note 8). The Company also issued 70,000 finders’ warrants with a fair value of $8,536 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In September 2016, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.36 per unit for gross proceeds of $177,048 (CDN$234,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $64,853 and included in derivative liability (Note 8). The Company also issued 45,500 finders’ warrants with a fair value of $4,540 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In November 2016, the Company completed a non-brokered private placement and issued 1,427,500 units at a price of CDN$0.23 per unit for gross proceeds of $244,966 (CDN$328,325). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $145,612 and included in derivative liability (Note 8). The Company also issued 72,100 finders’ warrants with a fair value of $7,801 in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.

In December 2016, the Company completed a non-brokered private placement and issued 1,500,000 units at a price of CDN$0.21 per unit for gross proceeds of $238,373 (CDN$315,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $112,940 and included in derivative liability (Note 8). The Company also issued 70,000 finders’ warrants with a fair value of $5,569 in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.

In connection with the private placements completed during the year ended December 31, 2016, the Company incurred share issued costs of $235,830 consisting of cash finders’ fees, exchange and regulatory fees and legal fees.

In January 2017, the Company completed a non-brokered private placement and issued 1,021,800 units at a price of CDN$0.21 per unit for gross proceeds of $162,252 (CDN$214,578). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing.

In January 2017, the Company received $39,635 (CDN$52,000) from the exercise of 130,000 options.

In February 2017, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.34 per unit for gross proceeds of $168,955 (CDN$221,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.40 per share for a period of three years from the date of closing. The Company also issued 45,500 finders warrants with an exercise price of CDN$0.40.

In March 2017, the Company completed a non-brokered private placement and issued 900,000 units at a price of CDN$0.19 per unit for gross proceeds of $127,860 (CDN$171,000). Each unit comprised one common share and one purchase warrant, each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing.

In April 2017, the Company completed a non-brokered private placement and issued 1,030,000 units at a price of CDN$0.19 per unit for gross proceeds of $146,790 (CDN$195,700). Each unit comprised one common share and one purchase warrant, each warrant exercisable at a price of CDN$0.25 for a period of three years from the date of closing.

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

On July 22, 2015, the Company commenced trading on the OTCQB, an over the counter marketplace organized for venture-stage or early-stage companies

On May 26, 2016, Natcore reached its first anniversary as a fully reporting SEC issuer and continues to be current with all required SEC filings. Upon the occurrence of the anniversary, for the first time, Natcore shareholders were entitled to avail themselves of Rule 144 of the Securities Act of 1933, as amended to have their “Restricted” legend removed from their Natcore stock certificate. On November 17, 2016, the SEC declared effective the Company’s post-effective amendment deregistering the securities registered pursuant to the May 26, 2016 registration statement.

On June 22, 2016, the SEC declared effective the Company’s Form F-1 Registration Statement relating to the registration of up to 5,000,000 newly issued shares of the Company’s common stock; the resale of up to 2,661,111 common shares by shareholders which shares were previously issued in private placement transactions and/or part of executive compensation; and 400,000 shares of common stock by LoPresti Law Group (“LLG”) to be paid to LLG in exchange for the provision of legal services rendered.

Employees

As of the date of this annual report, the Company has 13 full-time employees all of which are located in the United States.

Significant Acquisitions or Developments

No significant acquisitions or significant dispositions have been completed by Natcore during the most recently completed financial year or are contemplated.

B. Business Overview

Natcore is a research and development company pioneering solar cells with improved efficiency and reduced cost. Natcore’s intellectual property is currently protected by 65 patents granted or pending. Natcore does not plan to manufacture solar cells, but rather to license its technology to manufacturers through partnerships that will ultimately yield licensing and royalty revenue.

Natcore’s primary technology is Natcore Foil Cell™. The vast majority of solar cells produced today limit cell efficiency to about 19%. This is due to the use of front contact and thermally diffused emitters. Many front contact cells have a grid of thin metal lines that block light and thus reduce efficiency. In addition, standard solar cells are made using a thermally diffused emitter, which requires very high process temperatures (>800C). The combination of front contact and thermally diffused emitters limits current cell efficiency.

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

Natcore is, first and foremost, a research and development company. The Company believes that its technology is recognized throughout the solar industry as being among some of the most advanced in photovoltaics. In addition to the Company’s technological advances, members of its Scientific Advisory Board have extensive experience in designing and building turnkey solar cell and module fabrication facilities. Natcore’s work on a line of black silicon products, in conjunction with its patents (a total of 65, granted and pending), is essential to building the next generation solar cell. As that technology has moved ever closer to commercialization and Natcore has gained a higher profile in the industry worldwide, it has received an increasing number of requests from solar cell and panel manufacturers, as well as solar plant developers, who are anxious to have access to Natcore’s technology and to acquire some form of exclusive rights thereto. These cell and module manufacturers are willing to give Natcore preferential treatment with regard to purchasing components and equipment, in exchange for access to its technology and applications when they become available. In addition, Natcore has received numerous requests from companies and countries/regions to assist in developing their solar projects, including building cell and/or panel manufacturing facilities, as well as solar plants.

In response to these requests, Natcore developed a “Best of Breed” Program through which it serves as a business and technical consultant on the design and construction of solar cell/solar panel fabrication facilities, and solar power plants. Natcore has several Memoranda of Understanding and other agreements in place in furtherance of these efforts, with more to follow. Current projects are located in Australia, Belize and Vietnam. By leveraging its status and industry relationships, Natcore can guide its Best of Breed customers in procuring components and equipment of the highest quality and at highly competitive prices. Natcore is not itself a manufacturer of any equipment or components, and therefore it has no inherent biases or conflicts as to which components to buy or which vendors to select or recommend. Thus, each project can be optimized as to quality and cost.

The Company continues to be in the research and development stage and its potential products are not yet at the stage of commercial production. The Company anticipates generation of initial revenues within the fiscal year 2017, but plans to continue its research and development programs for the purposes of developing additional applications for its technologies. The Company is currently conducting its own research and development but does anticipate subcontracting certain work with joint venture partners, as described below. The Company’s long-term objective is to commercialize its technologies in order to generate commercial revenues. In order for the Company to meet this long-term objective, the following events must occur:

Event	Target Date	Cost

Research and development for the Company’s technologies, including identifying additional applications	Ongoing	Not known
Additional patent and other intellectual property applications	Ongoing	Not known

The short-term objectives of the Company over the next twelve months are to improve the efficiencies of the Company’s technologies and commence licensing of the Company’s technologies. In order to the complete same, the Company anticipates spending between $300,000 and $500,000 outsourcing certain work with joint developer partners, including use of equipment. At this stage, it is not anticipated that the Company must expend further funds to commence licensing, but may consider allocating funds towards marketing in the future.

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

Competitive Conditions

Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer value to its customers. Natcore’s black silicon technology is expected to replace an expensive, energy and manpower intensive, thermal vacuum process with a simple wet chemistry process that will make an improved anti-reflection surface on silicon solar cells. In addition, the Natcore Foil Cell™ will increase efficiency and power output without an increase in manufacturing cost.

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

The Company believes that it is well positioned to provide its Best of Breed Program in a competitive market. Natcore believes it has a significant competitive advantage in offering its Best of Breed Program, components and equipment, including specifically the ability to offer some level of exclusivity to the Company’s technologies once commercially available. The Company’s technology is recognized as being among the most advanced, giving the Company an advantage in the consulting services market. In addition, such technology would become part of the project as it is in process, and/or would be incorporated as an upgrade to existing facilities on an ongoing basis. Natcore’s main competition for revenues generated through its Best of Breed Program may come from vertically integrated companies, especially if customers prefer such an approach. However, no such company can offer the technology, and limited exclusivity to that technology, that Natcore offers.

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

Foreign Operations

Natcore currently conducts business and maintains its offices in the United States. Natcore markets its technologies on a world-wide basis, subjecting the Company to the risk that it may not be able to enforce its intellectual property rights in certain jurisdictions. In jurisdictions in which there is a history of intellectual property infringement, Natcore would seek to obtain a strategic joint venture partner prior to accessing such markets to assist in the protection of its technologies.

Lending

Natcore does not currently hold any investments or owe any material liabilities.

Natcore has not adopted any specific policies or restrictions regarding investments or lending, but will ensure any investment or debt activities incurred are in the best interests of Natcore and its shareholders. Natcore expects that in the future in order to develop its technologies it will need to raise additional capital through a combination of debt and equity.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against Natcore or any of its subsidiaries, nor is Natcore aware of any such pending or threatened proceedings. There has not been any voluntary bankruptcy, receivership or similar proceedings by Natcore or its subsidiaries since its incorporation.

Reorganization

Since the Company’s Qualifying Transaction, Natcore has not completed any reorganization since its incorporation.

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

Natcore believes that its operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on the Company’s earnings or competitive position.

C. Organizational Structure

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage owned*

	Jurisdiction of Incorporation	December 31, 2016	December 31, 2015	December 31, 2014

Natcore Technology, Inc.	United States	100%	100%	100%
Newcyte, Incorporated	United States	100%	100%	100%
Vanguard Solar, Inc.	United States	100%	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%	100%

_____________________
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

Natcore Asia Technology Ltd. holds the Company’s fifty-five percent (55%) share of Natcore Technology (Zhuzhou) Ltd., a joint venture formed with the Zhuzhou Hi-Tech Industrial Development Zone, a government-supported zone in Hunan province, and Chuangke Silicon Ltd., a polycrystalline silicon producer.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operational Results

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

As the Company is in the development stage, it is expected the Company will continue to generate losses for the upcoming fiscalyear.

During the year ended December 31, 2016, the Company did not generate any revenue. The principal activity of the Company during the year ended 2016 and the year ended 2015 was that of research giving rise to normal recurringcosts.

The Company reported a net loss of $2,021,700 for the year ended December 31, 2016 compared to a net loss of $3,488,129 for the year ended December 31, 2015. The primary reasons for the change were income resulting from non-cash revaluations of the Company’s derivative liabilities resulting from a decrease in its stock price at the December 31, 2016 compared to December 31, 2015 offset by an increase in operating expenses.

The Company’s operational expenses for the year ended December 31, 2016 were $3,905,028 compared to $3,730,661 for the prior year ended December 31, 2015. Significant expense changes in the year ended December 31, 2016 compared to prior year ended December 31, 2015 are in the table below:

	Year Ended December 31,

	2016	2015	Variance

Expenses
Consulting	124,652	181,589	(56,937)
Depreciation and amortization	146,946	279,527	(132,581)
Filing fees	45,172	25,016	20,156
Foreign exchange (gain loss)	16,457	5,159	11,298
Interest and bank charges	2,698	2,383	315
Marketing	341,104	268,853	72,251
Office and miscellaneous	201,736	216,811	(15,075)
Professional fees	219,016	335,762	(116,746)
Research and development	1,137,422	1,203,716	(66,294)
Stock-based compensation	869,130	387,648	481,482
Travel	37,472	45,858	(8,386)
Wages and salaries	763,223	778,339	(15,116)

	(3,905,028)	(3,730,661)	174,367
Other Income (Expense)
Fair value adjustment on warrants	1,880,587	226,827	1,653,760
Other income	1,932	14,124	(12,192)
Interest income	809	1,581	(772)

	1,883,328	242,532	1,640,796

Net income (loss)	(2,021,700)	(3,488,129)	1,466,429

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

Selling and Marketing Expenses

The Company did not recognize any revenue, as it was still in the development stage for many of its applications. The Company plans to have its black silicon technology available to the solar industry in the following 18-24 months; Natcore does not believe it would require a direct sales force in the foreseeable future. Natcore markets its technology though the industry with its management staff at the time. As the Company has moved through the proof of concept phase and closer to commercialization for its applications, it began making more presentations to manufacturers and potential customers as well as equipment builders who would adapt existing machinery to accommodate Natcore’s process.

General and Administrative Expenses

Natcore’s general and administrative expenses consisted primarily of costs associated with marketing activities, outside professional fees, travel costs, facilities costs and other corporate expenses. Its professional and consulting fees for the year ended December 31, 2016 decreased approximately $56,937 over the prior year ended resulting from increased costs relating to patents and accounting, legal fees relating to this filing and the Company using additional consultants for marketing purposes. For the year ended December 31, 2016 Natcore’s office and other operational expenses decreased approximately $15,075. Travel expenses decreased approximately $8,386 for the year ended December 31, 2016 compared to prior year.

Wages and Salaries Expenses

Natcore’s wages and salaries expenses consisted of compensation costs for management, finance and other administrative personnel, these costs also included payroll taxes and benefits associated with its personnel functions. For the year ended December 31, 2016 compared to the prior year, the changes in wages and salaries expense versus the prior year decreased approximately $15,116.

Research and Development Expenses

Natcore’s research and development expenses consisted of all expenses incurred in research and development activities, including compensation associated with its research staff. The Company’s decrease in R&D expense of approximately $66,294 over the year ended was primarily due to performing more work internally and less outsourcing.

Stock Based Compensation Expense

Natcore’s stock based compensation expense consisted of fair value costs associated with the issuance of stock, stock options and warrants for services that were preformed or to be performed. The stock based compensation for the year ended December 31, 2016 increased approximately $481,482 over the prior year.

Depreciation and Amortization Expenses

Natcore’s depreciation and amortization expenses were costs for the depreciation and amortization of its equipment and intangible assets. Natcore computed depreciation using the straight-line method over the useful lives of the related assets, which ranged from three to seven years. Intangible assets with finite useful lives were amortized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method were reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. For the year ended December 31, 2016 depreciation and amortization expense decreased approximately $132,581 over the prior year because of intangible assets becoming fully amortized in the prior year.

Other Income (Expense)

Other income (expense) primarily consisted of gains and losses related to Natcore’s investment activities from its cash equivalent investments and other non-recurring items.

Operating (Loss)

Natcore did not have any sales revenue, consequently it generated only operating losses. Natcore’s operating expenses consisted of general and administrative expenses, wages and salaries expenses, research and development expenses, depreciation and amortization costs and stock-based compensation expenses discussed above.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

During the year ended December 31, 2015, the Company did not generate any revenue. The principal activity of the Company during the year ended 2015 and the year ended 2014 was that of research giving rise to normal recurringcosts.

The Company reported a net loss of $3,488,129 for the year ended December 31, 2015 compared to a net loss of $2,193,532 for the year ended December 31, 2014. The primary reason for the change was a result of non-cash revaluations of the Company’s derivative liabilities (income of $226,827 in the year ended December 31, 2015 compared to income of $1,842,317 in the prior year ended December 31, 2014). The change in expense and income from the expiration and addition of warrants being valued in the derivative liability during the year.

The Company’s operational expenses for the year ended December 31, 2015 were $3,730,661 compared to $4,068,475 for the prior year ended December 31, 2014. Significant expense changes in the year ended December 31, 2015 compared to prior year ended December 31, 2014 are in the table below:

	Year Ended December 31,

	2015	2014	Variance

Expenses
Consulting	181,589	229,792	(48,203)
Depreciation and amortization	279,527	412,492	(132,965)
Filing fees	25,016	34,090	(9,074)
Foreign exchange (gain) loss	5,159	41,344	(36,185)
Interest and bank charges	2,383	1,581	802
Marketing	268,853	81,401	187,452
Office and miscellaneous	216,811	273,264	(56,453)
Professional fees	335,762	213,888	121,874
Research and development	1,203,716	1,634,864	(431,148)
Stock-based compensation	387,648	301,732	85,916
Travel	45,858	73,922	(28,064)
Wages and salaries	778,339	770,105	8,234

	(3,730,661)	(4,068,475)	(337,814)
Other Income (Expense)
Fair value adjustment on warrants	226,827	1,842,317	(1,615,490)
Other income	14,124	—	14,124
Interest income	1,581	32,626	(31,045)

	242,532	1,874,943	(1,632,411)
Net income (loss)
	(3,488,129)	(2,193,532)	(1,294,597)

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

Research and Development Expenses

Natcore’s research and development expenses consisted of all expenses incurred in research and development activities, including compensation associated with its research staff. The Company’s decreases in R&D expense of approximately $431,000 over the year ended were primarily due to additional staff hired to expand its R&D studies in 2014, all of which did not continue in 2015.

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

Operating (Loss)

Natcore did not have any sales revenue, consequently it generated only operating losses. Natcore’s operating expenses consisted of general and administrative expenses, wages and salaries expenses, research and development expenses, depreciation and amortization costs and stock-based compensation expenses discussed above.

B. Liquidity and Capital Resources

The following table summarizes the Company’s cash flows by activity and cash on hand for the years ended December 31, 2016 and 2015:

	Year Ended December 31,

Activity	2016 (Audited)	2015 (Audited)

Net cash used in operatingactivities	(2,346,474)	(2,588,345)
Net cash used in investingactivities	(3,542)	(27,185)
Net cash provided by financingactivities	1,851,747	2,588,664

Net decrease incash	(498,269)	(26,866)
Cash at the beginning of theperiod	521,521	548,387

Cash at the end of theperiod	23,252	521,521

The Company reported working capital (deficit) of ($1,469,472) as of December 31, 2016 and ($1,186,488) as of December 31, 2015. As of December 31, 2016, the Company had cash of $23,252 compared to cash of $521,521 as of December 31, 2015. The decrease is the resultofanetlossforoperationalexpenseswhichisoffsetbyproceedsof issuances of common stock shares in 2016. The Company is currently pursuing additional financing alternatives, including completing another private placement, to fund operations.

Current assets excluding cash and cash equivalents at December 31, 2016 consisted of receivables of $12,071 and prepaid expenses of$55,187.

Current liabilities at December 31, 2016 consisted of accounts payable and accrued liabilities of $1,192,637 and the derivative financial liability of$367,345.

The following table summarizes the Company’s cash flows by activity and cash on hand for the years ended December 31, 2015 and 2014:

	Year Ended December 31,

Activity	2015 (Audited)	2014 (Audited)

Net cash used in operatingactivities	(2,588,345)	(3,179,776)
Net cash used in investingactivities	(27,185)	(179,587)
Net cash provided by financingactivities	2,588,664	1,058,728

Net decrease incash	(26,866)	(2,300,635)
Cash at the beginning of theperiod	548,387	2,849,022

Cash at the end of theperiod	521,521	548,387

The Company reported working capital (deficit) of ($1,186,488) as of December 31, 2015 and $200,210 at December 31, 2014. As of December 31, 2015, the Company had cash of $521,521 compared to cash of $548,387 as of December 31, 2014. The decrease of $26,866 for the year ended December 31, 2015 is the result of a net loss for operational expenses and cash paid for equipment which are offset by proceeds of $2,588,664 from private placements. The Company anticipates its current cash and cash equivalents will be sufficient to fund operations for the next six months and is currently pursuing additional financing alternatives, including completing another private placement, to fund operations beyond one year.

Current assets excluding cash and cash equivalents at December 31, 2015 consisted of receivables of $29,057 and prepaid expenses of $148,076.

Current liabilities at December 31, 2015 consisted of accounts payable and accrued liabilities of $749,985 and the derivative financial liability of $1,135,157.

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

On January 27, 2015, Natcore announced that it had successfully used its proprietary advances in laser technology to produce an all-low-temperature laser-doped solar cell with all of its electrical contacts on the back of the cell. Eliminating the contacts from the cell increases output by a comparable amount. While other all-back-contact cells had been produced, those cells use high-temperature diffusion in their doping steps and highly complex multi-step patterning processes to apply the electrical contacts. The Natcore Foil Cell™, on the other hand, uses only high-speed, inexpensive laser processing to define the doping regions and the contacts.

On February 17, 2015, the Company announced that it had successfully formed a heterojunction solar cell using germanium quantum dots on an ordinary n-type silicon wafer. Quantum-dot solar cells have the potential to be transformational for terrestrial solar energy, with efficiencies far above anything available commercially as of the date of their formation. One month later, Natcore produced an all-back-contact silicon “HIT-structure” (heterojunction with intrinsic thin layer) solar cell using their proprietary laser technology (the “Natcore Foil Cell™”). Silicon HIT-structure cells have been shown to yield record efficiencies. In addition to further increasing cell efficiency relative to industry standards, Natcore’s all-back-contact technique could allow production of these high efficiency cells at a low cost.

On July 9, 2015, Natcore developed a new solar cell structure that proposed to simplify the production process, significantly lower costs, and accelerating the path toward ultra high-efficiency cells. Importantly, the new cell structure was expected to completely eliminate high-cost silver from mass-manufactured silicon solar cells. By August 2015 the Company was able to build the Natcore Foil Cell™ in which the use of silver was eliminated. This substitution was accomplished with no loss of performance and a substantial decrease in the metallization cost of a solar cell and total raw material cost of a solar module.

On March 29, 2016, Natcore announced it had achieved commercial level efficiencies for its laser-processed solar cells. Refinement of Natcore’s revolutionary Natcore Foil Cell™, which utilizes low-cost aluminum instead of high-cost silver, has progressed rapidly; less than 11 months prior, early proof-of-concept cells were delivering 4% efficiencies. At the time of the announcement, the Company’s cells reached efficiencies of 17.5% (roughly the equivalent of typical commercial cells being sold). Natcore’s new cell design, which builds upon the basic concept of a silicon heterojunction (SHJ) solar cell, is producing short-circuit currents above 40 mA/cm2 and open-circuit voltages above 0.65V. Anticipated improvements in these measurements, as well as fill factor, project to efficiencies well above 20%. To quantify the cost advantages of its process and design for potential partners, Natcore has retained an independent laboratory to prepare an analysis comparing the cost of producing solar cells using Natcore’s breakthrough process with that of making cells using existing manufacturing methods.

On November 15, 2016, the Company announced it had achieved an efficiency of 19.4% in its latest demonstration solar cell by reducing resistance from laser-formed contacts. The laser-formed base contact is critical to the Natcore Foil Cell™, which is an all-back-contact cell that eliminates the need for high-cost silver in the production process by replacing it with low-cost aluminum. Higher resistance at this contact, as well as damage from the laser process, had been limiting the performance of the Company’s demonstration cells. Natcore scientists discovered a new laser-based contacting process that overcomes these issues. As a result, device efficiency increased by nearly 2% since June 2016 when the Company announced an efficiency of 17.5% (17.5% being roughly equivalent to typical commercial cells available as of that date). In 2015, the Company’s early proof-of-concept cells were delivering 4% efficiencies. Solar cells using Natcore’s new approach have an open-circuit voltage (Voc) of nearly 0.7V, pointing to the potential of significantly higher efficiencies.

On May 2, 2017, Natcore announced that it had achieved an efficiency of 20.7% in their latest demonstration solar cell.

As of December 31, 2016, the Company had 31 granted patents and 34 patents pending, including but not limited to the following:

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

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on the Company’s net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

As at December 31, 2016, the Company had not entered into any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payments by periods as of December 31, 2016

	Total	less than 1 year	1 - 3 years	3 - 5 years	> 5 years

Contractual Obligations:
Operating lease	$52,608	$52,608
Contract payments obligations	175,000	50,000	50,000	50,000	25,000

Total	$227,608	$102,608	$50,000	$50,000	$25,000

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of the Company’s directors and officers as of December 31, 2016. There are no family relationships between the directors and officers.

Name and Jurisdiction of Residence (1)	Current Positions and Offices Held	Principal Occupations During Last Five Years (1)	Date of Appointment as a Director or Officer	Number of Common Shares(1)

Charles Provini (2), Florida, USA	Chief Executive Officer, President, Director	President and Chief Executive Officer of the Company and its predecessors from January 2003 to present; President of C.R. Provini & Co. Inc., a private consulting firm from July 1996 to present.	May 8, 2009	1,300,000

Brien Lundin(2), Louisiana, USA,	Director and Chairman	President of Jefferson Direct, Inc. (private consulting company) from November 2003 to present.	May 8, 2009, as a director and September 30, 2013 as chairman	3,006,223(3)

John Calhoun (2), Louisiana, USA,	Director	President of Fort Hill Resources LLC (private consulting company) from December 1997 to present.	May 8, 2009	640,900

John Meekison, British Columbia, Canada	Former Director(3)	Chief Financial Officer, iCo Therapeutics Inc., a biotech company developing drugs for eye diseases, March 2005 to present;	August 9, 2007	10,000(4)

Richard Childs,New Jersey, USA	Chief Financial Officer	Self-employed (forensic accounting practice) from 2001 to present;	November 5, 2015	Nil

Dennis Flood,Ohio, USA	Chief Technology Officer

Chief Technology Officer for the Company from August 2010 to Present; President and CEO of North Coast Initiatives, Ltd. from May 2001 to Present (a private consulting firm providing management and technical services to the photovoltaic (PV) energy conversion industry)

			August 17, 2010	985,500(5)

Shauna Hartman, British Columbia, Canada	Former Corporate Secretary(6)	Solicitor at Armstrong Simpson from September 2003 to present.	May 8, 2009	Nil

_______________
(1)	Does not include options or warrants held by directors and officers of the Company.
(2)	Of which 1,906,223 shares are held directly and 1,100,000 shares are held through Jefferson Financial Inc.
(3)	Mr. Meekison resigned on May 5, 2017.
(4)	All of which shares are indirectly held by Mr. Meekison’s spouse.
(5)	Of which 15,500 shares are held directly and 970,000 shares are held through North Coast Initiatives Ltd.
(6)	Ms. Hartman resigned on March 1, 2017.

There are no loans or debentures due to or from the directors, management, promoters and principal holders of the Company.

As of the date of this annual report, the Company’s directors and officers, as a group, owned or had control or direction over, directly or indirectly, 6,711,723 of the Common Shares representing approximately 9.9% of the outstanding Common Shares.

A brief profile of each of the Directors and the senior management is given below:

Charles Provini, Director, President & Chief Executive Officer

Mr. Provini holds an Engineering degree from The U.S. Naval Academy in Annapolis, Maryland and a Masters from the University of Oklahoma. Previously, he was the President of Ladenburg Thalmann Asset Management and a Director of Ladenburg Thalmann, Inc., one of the oldest members of the New York Stock Exchange from 11/1997- 10/2000. He served as President of Laidlaw Asset Management as well as Chairman and Chief Investment Officer of Howe & Rusling, Laidlaw’s Portfolio Management Advisory Group from 11/1995- 09/1997. Prior to this, he served as President of Rodman & Renshaw’s Advisory Services from 02/1994- 08/1995 and President of LaSalle Street Corporation, a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette from 01/1983-04/1985. Mr. Provini has been a leadership instructor at the U.S. Naval Academy, Chairman of the U.S. Naval Academy’s Honor Board, and is a former Marine Corp. officer. Mr. Provini has been a director, President and Chief Executive officer of the Company since May 8, 2009.

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

B. Compensation

Summary Compensation Table

Years Ended December 31, 2016, 2015, 2014, 2013 and 2012

					Non-equity incentive plan compensation

Name and Principal Position	Period Ended Dec. 31	Salary ($)(1)	Share- based awards ($)	Option- based wards ($)(2)	Annual incentive plans ($)	Long term ncentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)

Provini	2016	$275,000	Nil	$65,588	Nil	Nil	Nil	$60,000	$400,588
Charles	2015	$275,000	Nil	$102,000	Nil	Nil	Nil	$60,000	$437,000
	2014	$275,000	Nil	Nil	Nil	Nil	Nil	$60,000	$335,000
President/	2013	$275,000	Nil	Nil	Nil	Nil	Nil	$60,000	$335,000
Chief Executive Officer (6)	2012	$275,000	Nil	Nil	Nil	Nil	Nil	$60,000	$335,000

	2016	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
Richard Childs	2015	Nil	Nil	Nil	Nil	Nil	Nil	$6,000	$6,000
Chief Financial	2014	Nil	Nil	Nil	Nil	Nil	Nil	$3,000	$3,000
Officer (4)	2013	Nil	Nil	Nil	Nil	Nil	Nil	$10,000	$10,000
	2012	$16,000	Nil	Nil	Nil	Nil	Nil	$8,200	$24,200

Brian Zucker(3)	2016	$48,000	Nil	$9,404	Nil	Nil	Nil	Nil	$57,404
	2015	$48,000	Nil	Nil	Nil	Nil	Nil	Nil	$48,000
Former Chief Financial Officer	2014	$48,000	Nil	$18,300	Nil	Nil	Nil	Nil	$66,300
	2013	$48,000	$12,450	Nil	Nil	Nil	Nil	Nil	$60,450
	2012	$48,000	Nil	Nil	Nil	Nil	Nil	Nil	$48,000

John Meekiso(5)	2016	Nil	Nil	$65,588	Nil	Nil	Nil	Nil	$65,588
	2015	Nil	Nil	$102,000	Nil	Nil	Nil	$40,000	$142,000
Former Director(7)	2014	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000
	2013	Nil	Nil	Nil	Nil	Nil	Nil	$28,000	$28,000

Dennis Flood	2016	$82,500	Nil	Nil	Nil	Nil	Nil	Nil	$90,823
	2015	$82,500	Nil	Nil	Nil	Nil	Nil	Nil	$82,500
Chief Technology Officer	2014	$165,000	Nil	Nil	Nil	Nil	Nil	Nil	$165,000
	2013	$165,000	Nil	Nil	Nil	Nil	Nil	Nil	$165,000
	2012	$123,750	Nil	Nil	Nil	Nil	Nil	Nil	$123,750

________________
(1)	The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.
(2)	The value of the option-based award was determined using the Black-Scholes option-pricing model.
(3)

Appointed as Chief Financial Officer on April 27, 2012; Resigned as Chief Financial Officer on June 7, 2013. After resignation as CFO, Mr. Zucker continues to perform tax and administrative functions for which he is compensated $4,000 per month.

(4)

Resigned as Chief Financial Officer on April 27, 2012. After resignation as CFO, Mr. Childs has continued to perform consulting services for the Company, on an as needed basis, specifically in the area of performing due diligence. Mr. Childs was re-appointed as Chief Financial Officer on November 5, 2015.

(5)

Appointed as Chief Financial Officer on June 7, 2013, Resigned as Chief Financial Officer on November 5, 2015. Chief Financial Officer on Certain payments were requested by Mr. Meekison to go to Tanum Holdings of which he is an owner, instead of directly to him.

(6)

Mr. Provini has an employment agreement for $275,000 per year. He also receives $60,000 in other compensation for administrative functions performed for NewCyte, which is a subsidiary that gets consolidated in the financial statements.

(7)	Mr. Meekison resigned on May 5, 2017.

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

The following table sets forth the details of all awards outstanding as at December 31, 2016 including awards granted prior to the most recently completed financial year to the Named Executive Officers (“NEOs”). Values expressed in Canadian (CDN$).

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the- Money Options[1] (CDN$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (CDN$)

	300,000	0.20	December 9, 2021	Nil	Nil	Nil

Charles Provini	350,000	0. 40	January 13, 2021	Nil	Nil	Nil
President and CEO	300,000	0.58	April 30, 2020	Nil	200,000	Nil

	90,000	0.20	December 9, 2021
Brian Zucker	20,000	0.80	January 4, 2018
Former CFO	10,000	1.08	January 10, 2019	Nil	Nil	Nil
	10,000	0.75	December 17, 2019
	10,000	0.40	January 13, 2021

	300,000	0.20	December 9,2021	Nil	Nil	Nil

John Meekison	286,500	0.58	April 30, 2020	Nil	Nil	Nil
Former Director(2)	325,000	0.40	January 13, 2021

Dennis Flood
Chief Technology Officer	90,000	0.20	December 9, 2021	Nil	Nil	Nil

________________
1.	This amount is based on the difference between the market value of the Company’s common shares underlying the options as at December 31, 2016, which was $0.175 and the exercise price of the option.
2.	Mr. Meekison resigned as of May 5, 2017.

Value Vested or Earned During the Twelve Months Ended December 31, 2016

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Charles Provini
President and CEO	Nil	Nil	Nil

Richard Childs
Chief Financial Officer	Nil	Nil	Nil

John Meekison
Former Director	Nil	Nil	Nil

Dennis Flood
Chief Technology Officer	Nil	Nil	Nil

________________
1.

Dollar value that would have been realized if calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Option-based Awards Exercised During the Twelve Months Ended December 31, 2016

Name	Securities Acquired on Exercise (#)	Exercise Price $	Date of Exercise (m/d/y)	Aggregate Value Realized(1) ($)

Charles Provini
President and CEO	Nil	N/A	N/A	0

Richard Childs
Chief Financial Officer	Nil	N/A	N/A	0

John Meekison	13,500	0.58	3/30/16	$945
Former Director	25,000	0.40	5/17/16	$2,500

Dennis Flood	Nil	N/A	N/A	0
Chief Technology Officer

_________________
1.	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Twelve Months Ended December 31, 2016

Name	Date of Grant	Number of Option- Based Awards Granted	Exercise Price	Expiry Date (m/d/y)

Charles Provini	1/13/16	350,000	0.40	01/13/21
President and CEO	12/9/16	300,000	0.20	12/9/21

Richard Childs
Chief Financial Officer	N/A	Nil	Nil	N/A

John Meekison	01/13/16	350,000	0.40	01/13/21
Former Director	12/9/16	300,000	0.20	12/9/21

Dennis Flood
Chief Technology Officer	12/9/16	90,000	0.20	12/9/21

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

The Company entered into an employment agreement dated April 5, 2012 with Charles Provini (“Employment Agreement”) for his services as President and Chief Executive Officer and such other capacities as the board of directors of the Company may designate from time to time. Pursuant to the Employment Agreement, Mr. Provini is paid a base salary of US $275,000 per year. After the first anniversary of the date of the Employment Agreement, the base salary of US $275,000 per year may be reviewed periodically and increases in such base salary may be granted at the sole discretion of the Company’s board of directors. The Employment Agreement ends on the earliest of two years from the date of the Employment Agreement or any extension thereafter. On April 5, 2014, the employment agreement was extended for an additional three years. Mr. Provini is entitled to certain option grants upon the achievement of certain revenue milestones by the Company. Mr. Provini shall also be entitled to receive options to purchase up to Five Hundred Thousand (500,000) shares of the Company’s common stock (the “Stock Options”) as follows: He shall receive Stock Options to purchase One Hundred Thousand (100,000) shares of the Company’s common stock upon the Company’s receipt of One Million Dollars ($1,000,000) of net revenue during the Term of his employment, and he shall receive Stock Options to purchase One Hundred Thousand (100,000) shares of the Company’s common stock for each additional One Million Dollars ($1,000,000) of net revenue received by the Company during the Term of his employment (up to a maximum of Five Hundred Thousand (500,000) shares of the Company’s common stock). Options granted under this incentive plan will be priced at the lowest possible strike price approved by the TSX Venture Exchange at the time of the grant. Mr. Provini may terminate the Employment Agreement at any time upon 30 days’ written notice to the Company or immediately for cause. Should the Company terminate the Employment Agreement without cause, it is obligated to pay to Mr. Provini a lump sum payment of an amount equal to three month’s base salary, plus one year’s benefits. The Employment Agreement contains certain non-competition and non-solicitation provisions during the employment term. For a period of one year following the employment term, Mr. Provini cannot solicit business from current or potential clients or customers of Natcore or induce employees, consultants, etc. of the Company to terminate or not renew with the Company and may not directly or indirectly, engage in any business in the state of New Jersey or any other location in which the Company is then doing business, for the development, sale, service or distribution of process or equipment for the manufacture of solar panels (or any component thereof) or other alternative energy technology products or any similar business that is competitive with the business of the Company or its affiliates, including as a proprietor, principal, agent, partner, officer, director, shareholder, employee, member, consultant or otherwise.

Compensation of Directors

The following table sets forth all amounts of compensation provided to directors who were not NEOs of the Company duringthe twelve months ended December 31, 2016.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

John Calhoun	Nil	Nil	$65,588	Nil	Nil	Nil	Nil
Brien Lundin[1]	Nil	Nil	$65,588	Nil	Nil	Nil	Nil

________________
(1)	Chairman of the Board

          Directors are also eligible to participate in the Plan. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors.

Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company as of December 31, 2016 including awards granted prior to the most recently completed financial year to each of the Directors of the Company who were not Named Executive Officers.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] (CDN$)	Option Expiration Date	Value(1) of Unexercised In- The- Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value[1] of Share-Based Awards That Have Not Vested ($)

	300,000	$0.58	04/30/20	Nil	200,000	Nil
Brien Lundin	350,000	$0.40	01/13/21	Nil	Nil	Nil
	300,000	$0.20	12/09/21	Nil	Nill	Nil

	300,000	$0.58	04/30/20	Nil	200,000	Nil
John Calhoun	350,000	$0.40	01/13/21	Nil	Nil	Nil
	300,000	$0.20	12/09/21	Nil	Nill	Nil

_________________
1.	This amount is based on the difference between the market value of the Company’s common shares underlying the options as at December 31, 2016, which was $0.175, and the exercise price of the option.

Value Vested or Earned During the Twelve Months Ended December 31, 2016

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Brien Lundin	Nil	Nil	Nil
John Calhoun	Nil	Nil	Nil

1.

Dollar value that would have been realized if calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Option-based Awards Exercised During the Twelve Months Ended December 31, 2016

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized[1] ($)

John Calhoun	Nil	N/A	N/A	0
Brien Lundin	Nil	N/A	N/A	0

________________
1.	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.

Option-based Awards Granted During the Twelve Months Ended December 31, 2016

Name	Date of Grant	Number of Option- Based Awards Granted	Exercise Price	Expiry Date (m/d/y)

Brien Lundin	01/13/16	350,000	CDN$0.40	01/13/21
	12/9/21	300,000	CDN$0.20	12/9/16

John Calhoun	01/13/16	350,000	CDN$0.40	01/13/21
	12/9/16	300,000	CDN$0.20	12/9/21

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan that the Company has in place is its stock option plan (the “Plan”), which was previously adopted by the Company. As of December 31, 2016 the Stock Option Plan reserves a maximum of 10,520,000 Common Shares for issuance upon the exercise of options. Options granted under the Stock Option Plan will comply with the rules and regulations of the Exchange regarding share incentive arrangements.

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

Equity Compensation Plan Information as of December 31, 2016

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	7,460,000 common shares	CDN$0.46	3,060,000 common shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,460,000 common shares	CDN$0.46	3,060,000 common shares

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

The Audit Committee’s Charter

The Audit Committee has various responsibilities as set forth in Item 306 of Regulation S-K. The Board has adopted a Charter for the Audit Committee which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Charter is below:

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

          (o) review and monitor all related party transactions which may be entered into by the Company; and

          (p) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

Miscellaneous

Nothing contained in the Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in the Charter are meant to serve as guidelines rather than as in flexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

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

As at the date of this Information Management section and within the ten years before the date of this Information Management section, no proposed director:

          (a) is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

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

D. Employees

The number of full-time employees as of each of last three fiscal years is as follows:

	December 31, 2016	December 31, 2015	December 31, 2014

Research Employees	6	5	6
Administrative Employees	7	7	8

The Company’s employees are not governed by a collective agreement. The Company has not experienced a work stoppage and believe the Company’s employee relations are satisfactory.

The nature of the Company’s business requires the recruitment and retention of a highly educated and skilled workforce, including highly qualified management, scientific and manufacturing personnel for innovation, research and development. Typically a high proportion of the Company’s employees have a Bachelor’s degree or higher. For each of the last three fiscal years, most of the employees of the Company were employed at the Company’s office in New York.

E. Share Ownership

(a) The direct and indirect shareholdings of the Company’s Directors and Officers as at March 31, 2017 were as follows:

Name and Municipality of Principal Residence	Positions held with the Issuer	Number of Common Shares, Options and Warrants

Charles Provini, Delray Beach, Florida, USA	Director, President and CEO	1,300,000(1)common shares, 950,000 options
John Meekison, Vancouver, B.C., Canada	Former Director(2)	10,000(3)common shares, 950,000 options
Brien Lundin, Metairie, LA, USA	Director	3,006,223(4)common shares, 950,000 options
John Calhoun, New Orleans, LA, USA	Director	640,900 common shares, and 911,500 options
Dennis Flood, Columbus, OH, USA	Chief Technology Officer	985,500common shares, 90,000 options

_______________
(1)	All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.
(2)	Mr. Meekison resigned on May 5, 2017.
(3)

As of the date of this annual report, the Company’s directors and officers, as a group, owned or had control or direction over, directly or indirectly, 5,942,623 of the Common Shares representing approximately 10.09% of the outstanding Common Shares.

(4)	The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

(b) Share purchase options outstanding as of March 31, 2017

See Item 6.B of this annual report.

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

On December 22, 2010, Mr. Lundin, in his individual capacity, bought 40,000 units of Natcore (at a price of CDN$0.75 per unit). This entitled him to 40,000 shares and 20,000 warrants (exercisable until December 22, 2015 at a price of $1.00 per share – originally the expiry date was December 22, 2013, but the Company extended the term of all the then outstanding warrants in that batch to December 22, 2015). The warrants are still outstanding as of the date of this filing.

Pursuant to the Company’s Form F-1 registration statement filed with the SEC on August 31, 2015, the Company registered 325,000 shares of Common Stock issued to LoPresti Law Group, P.C. (“LLG”) in exchange for the provision of legal services rendered in preparation of the aforementioned registration statement. On June 22, 2016, pursuant to a Form F-1 registration statement filed with the SEC the Company registered 400,000 shares of Common Stock to LLG in exchange for legal services rendered.

Related Party Balances

As of December 31, 2016 and 2015 there was $318,685 and $204,060, respectively, owed to directors, officers, and companies controlled by directors that has been included in trade payables and accrued liabilities.

Key Management Personnel Compensation

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

Administrative fees	$60,000	$60,000	$60,000
Consulting	48,000	100,200	108,000
Wages and benefits	587,041	558,230	558,500
Stock-based compensation	933,616	239,875	38,222

	1,628,657	$958,305	$764,722

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This annual report contains the audited Consolidated Financial Statements which comprise the consolidated statements of: financial position as at December 31, 2016, December 31, 2015 and December 31, 2014, the consolidated statements of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

Reference is made to the financial statements filed as part of this annual report on pages Fl–F26.

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

During the twelve-month period ended December 31, 2016, there were no (i) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

B. Significant Changes

The Company has not experienced any significant changes since the date of the financial statements included with this annual report except as disclosed in this annual report.

ITEM 9 - THE OFFERING AND LISTING

A. Offering and Listing Details

The Company’s common stock is quoted on the TSX Venture Exchange under the ticker symbol “NXT” and on the OTCQB® marketplace under symbol “NTCXF.”

Trading Price and Volume

The high and low market prices expressed in Canadian dollar on the TSX Venture Exchange for the Company’s common shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:

TSX Venture Exchange
(Canadian Dollars)

Last Six Months	High	Low

April 2017	0.26	0.19
March 2017	0.26	0.19
February 2017	0.37	0.19
January 2017	0.47	0.17
December 2016	0.24	0.15
November 2016	0.32	0.19

2016	High	Low

Fourth Quarter ended December 31, 2016	0.34	0.14
Third Quarter ended September 30, 2016	0.54	0.24
Second Quarter ended June 30, 2016	0.66	0.39
First Quarter ended March 31, 2016	0.69	0.36

2015	High	Low

Fourth Quarter ended December 31, 2015	0.6	0.3
Third Quarter ended September 30, 2015	0.8	0.44
Second Quarter ended June 30, 2015	0.83	0.48
First Quarter ended March 31, 2015	0.91	0.43

2014	High	Low

Fourth Quarter ended December 31, 2014	0.74	0.43
Third Quarter ended September 30, 2014	0.96	0.56
Second Quarter ended June 30, 2014	1.03	0.72
First Quarter ended March 31, 2014	1.21	0.84

2013	High	Low

Fourth Quarter ended December 31, 2013	1.39	0.71
Third Quarter ended September 30, 2013	0.85	0.55
Second Quarter ended June 30, 2013	0.95	0.6
First Quarter ended March 31, 2013	1.16	0.77

Last Five Fiscal Years	High	Low

2016	0.69	0.14
2015	0.91	0.30
2014	1.21	0.43
2013	1.39	0.55
2012	1.63	0.36

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

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

          For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares who is, for U.S. federal income tax purposes:

1.	a citizen or individual resident of the United States;

2.

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

3.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

4.

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Taxation of distributions

Distributions paid on common shares will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder’s adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held common shares for more than one year as of the time such distribution is received. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of the Company’s shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that the Company’s common shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such common shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. The Company’s common shares are expected to be readily tradable 12 months after this registration.

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

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2016:

	Within One Year	Between One and Five Years	More Than Five Years

Trade Payables and Accrued Liabilities	$1,192,636	$—	$—

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	December 31, 2016	December 31, 2015

Cash and cash equivalents	$21,933	$295,019

Based on the above net exposures, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $1,188 and $1,969 at December 31, 2016 and 2015, respectively.

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

Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2016. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of the Company’s CEO the Company has evaluated its disclosure controls and procedures as of December 31, 2016, and has concluded its disclosure controls and procedures were effective as at December 31, 2016.

B. Management’s annual report on internal control over financial reporting (“ICOFR”)

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and l 5d-l 5(f) under the Exchange Act. I nternal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company’s Company have been detected.

As of the date of this filing, the Company has in place controls and procedures to maintain appropriate segregation of duties in its manual and computer based business processes that the Company believes are appropriate for a company of its size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making their assessment, Management used the control objectives established in the 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework over Financial Reporting. Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2016.

C. Attestation Report of registered public accounting firm

This annual teport does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report; the Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting and (ii) as the Company qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

D. Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.lSd-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B - CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees. A copy of the Company’s code of ethics is posted in the “Corporate Governance” section of the Natcore Technology, Inc. website, and may be viewed at http://www.natcoresolar.com/corporate/corporate-governance/. The Company will also provide a hard copy of its code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, Natcore Technology, Inc., 189 N. West Street, Rochester, NY 14604-1163. No waivers of the Company’s code of ethics were granted to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 2016.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit committee has reviewed the nature and amount of the services provided by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton LaBonte LLP for audit services in the last two fiscal years are outlined below:

Financial Year Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)

2016	$28,500	Nil	$2,000	Nil

2015	$30,975	Nil	$3,150	Nil

_______________
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

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor, to the Company’s knowledge, any affiliated purchaser has made any purchases of the Company’s registered shares during the last financial year.

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G - CORPORATE GOVERNANCE

Not Applicable

ITEM 16H - MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The financial statements and schedules appear on pages F-1 through F-24 of this Annual Report and are incorporated herein by reference.

ITEM 19 - EXHIBITS

Financial Statements

Description	Page

Financial Statements and Notes	F1 – F26

Exhibit List

#	Description

1.1

Articles of Syracuse Capital Corp. (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.1

Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.2

March 31, 2004 License Agreement Between Natcore and William Marsh Rice University (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.3

July 29, 2008 Amendment to License Agreement Between Natcore and William Marsh Rice University (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.4

September 1, 2009 Sponsored Research Agreement Between Natcore and William Marsh Rice University (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.5

May 10, 2012 Amendment to License Agreement Between Natcore and William Marsh Rice University (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.6

January 5, 2012 License Agreement Between Alliance for Sustainable Energy, LLC and Natcore (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.7

July 27, 2012 Amendment to License Agreement Between Alliance for Sustainable Energy, LLC and Natcore (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.8

January 22, 2014 Amendment to License Agreement Between Alliance for Sustainable Energy, LLC and Natcore (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.9

September 21, 2010 Cooperative Joint Venture Contract Between Zhuzhou Hexing Industrial Company and Natcore Asia Technology, Limited (Chinese Version) (incorporated herein by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.10

September 21, 2010 Cooperative Joint Venture Contract Between Zhuzhou Hexing Industrial Company and Natcore Asia Technology, Limited (American Version) (incorporated herein by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.11

Investment Agreement dated August 21, 2015 between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

4.12

Registration Rights Agreement dated August 21, 2015 between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP(incorporated herein by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (file No. 333-20666), as amended, filed with the Securities and Exchange Commission on September 25, 2015)

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

NATCORE TECHNOLOGY INC.
Consolidated Financial Statements
For Years Ended December 31, 2016 and 2015

Expressed in United States Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Natcore Technology Inc.

We have audited the accompanying consolidated financial statements of Natcore Technology Inc., which comprise of the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Natcore Technology Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Natcore Technology Inc.’s ability to continue as a going concern.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
May 1, 2017

Natcore Technology Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	Notes	2016	2015

ASSETS
Current assets
Cash and cash equivalents	4	$23,252	$521,521
Receivables	5	12,071	29,057
Prepaid expenses		55,187	148,076

		90,510	698,654

Non-current assets
Equipment	6	223,325	366,729

TOTAL ASSETS		$313,835	$1,065,383

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$1,192,636	$749,985
Derivative liability	8	367,346	1,135,157

TOTAL LIABILITIES		1,559,982	1,885,142

DEFICIT
Share capital	9	16,417,322	15,690,371
Share-based payment reserve	9,10	4,275,173	3,375,710
Share subscriptions received	9	—	31,102
Accumulated deficit		(21,938,642)	(19,916,942)

TOTAL DEFICIT		(1,246,147)	(819,759)

TOTAL LIABILITIES AND DEFICIT		$313,835	$1,065,383

Nature and continuance of operations	1
Commitments	14
Subsequent events	17

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”

– Director	– Director

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)

		For the Years Ended December 31,

	Notes	2016	2015	2014

Expenses
Consulting		$124,652	$181,589	$229,792
Depreciation and amortization	6	146,946	279,527	412,492
Filing Fees		45,172	25,016	34,090
Foreign exchange loss		16,457	5,159	41,344
Interest and bank charges		2,698	2,383	1,581
Marketing		341,104	268,853	81,401
Office and other operational expenses		201,736	216,811	273,264
Professional fees		219,016	335,762	213,888
Research and development	16	1,137,422	1,203,716	1,634,864
Stock-based compensation	9	869,130	387,648	301,732
Travel		37,472	45,858	73,922
Wages and salaries		763,223	778,339	770,105

		(3,905,028)	(3,730,661)	(4,068,475)
Other income (expense)
Fair value adjustment on warrants	9	1,880,587	226,827	1,842,317
Other income		1,932	14,124	—
Interest income		809	1,581	32,626

Net and comprehensive loss for the year		$(2,021,700)	$(3,488,129)	$(2,193,532)

Loss per share – basic and diluted		$(0.03)	$(0.07)	$(0.05)

Weighted average number of shares outstanding – basic and diluted		60,007,618	51,329,138	42,294,310

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated Statement of Changes in Equity (Deficit)
(Expressed in United States Dollars)

		Share capital

	Notes	Number of shares	Amount	Share-based payment reserve	Share subscriptions received	Deficit	Total

Balance at December 31, 2013		46,095,119	$13,030,362	$2,857,272	$—	$(14,235,281)	$1,652,353
Comprehensive loss for the year		—	—	—	—	(2,193,532)	(2,193,532)
Stock-based compensation	9	—	—	301,732	—	—	301,732
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – options exercise		100,000	62,624	(25,898)	—	—	36,726
Shares issued for cash – warrants exercise		1,666,383	884,270	(176,142)	—	—	708,128
Subscriptions received		—	—	—	313,874	—	313,874

Balance at December 31, 2014		47,861,502	13,977,256	2,956,964	313,874	(16,428,813)	819,281
Comprehensive loss for the year		—	—	—	—	(3,488,129)	(3,488,129)
Shares issued for services	9	325,000	111,764	—	—	—	111,764
Stock-based compensation	9	—	—	387,648	—	—	387,648
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	9	8,146,745	3,017,290	—	(313,874)	—	2,703,416
Derivative liability – warrants issued	9	—	(1,237,161)	—	(1,237,161)
Issuance costs – finders’ warrants	9	—	(31,098)	31,098	—	—	—
Issuance costs – cash	9	—	(147,680)	—	—	—	(147,680)
Subscriptions received		—	—	—	31,102	—	31,102

Balance at December 31, 2015		56,333,247	15,690,371	3,375,710	31,102	(19,916,942)	(819,759)
Comprehensive loss for the year		—	—	—	—	(2,021,700)	(2,021,700)
Stock-based compensation	9	—	—	869,130	—	—	869,130
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placements	9	8,095,055	1,968,209	—	(31,102)	—	1,937,107
Shares issued for services	9	400,000	124,000	—	—	—	124,000
Shares issued for cash – options exercise	9	38,500	24,381	(10,699)	—	—	13,682
Derivative liability – warrants issued	9	—	(1,112,776)	—	—	—	(1,112,776)
Issuance costs – finder’s warrants	9	—	(41,032)	41,032	—	—	—
Issuance cost – cash	9	—	(235,831)	—	—	—	(235,831)

Balance at December 31, 2016		64,866,802	$16,417,322	$4,275,173	$—	$(21,938,642)	$(1,246,147)

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	For the Years Ended

	2016	2015	2014

Operating Activities
Net loss	$(2,021,700)	$(3,488,129)	$(2,193,532)
Adjustments for non-cash items:
Depreciation and amortization	146,946	279,527	412,492
Fair value adjustment on warrants	(1,880,588)	(226,827)	(1,842,317)
Stock-based compensation	869,130	387,648	301,732
Shares issued for services	—	111,764	—
Changes in non-cash working capital items:
Receivables	(1,188)	(4,944)	20,077
Prepaid expenses	92,889	(87,681)	33,605
Trade payables and accrued liabilities	448,037	440,297	88,167

Net cash flows used in operating activities	(2,346,474)	(2,588,345)	(3,179,776)

Investing Activities
Expenditures on equipment	(3,542)	(27,185)	(179,587)

Net cash flows used in investing activities	(3,542)	(27,185)	(179,587)

Financing Activities
Subscriptions received for pending private placement	—	31,102	—
Proceeds on issuance of common shares – exercise of options	13,682	—	313,874
Proceeds on issuance of common shares – net of issuance costs	1,838,065	2,557,562	744,854

Net cash flows provided by financing activities	1,851,747	2,588,664	1,058,728

Decrease in cash and cash equivalents	(498,269)	(26,866)	(2,300,635)
Cash and cash equivalents, beginning	521,521	548,387	2,849,022

Cash and cash equivalents, ending	$23,252	$521,521	$548,387

The accompanying notes are an integral part of these consolidated financial statements.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

1.	Nature and Continuance of Operations

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

The Company’s head office address is 189 N. Water Street, Suite 700, Rochester, New York, 14604. The Company’s registered office is 2080 - 777 Hornby Street, Vancouver British Columbia V6Z 1S4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2016 the Company has had recurring losses from operations and a cumulative deficit of $21,938,642. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

2.	Significant Accounting Policies and Basis of Preparation

Statement of Compliance with International Financial Reporting Standards

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRB”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 1, 2017.

Basis of Preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage Owned

	Jurisdiction of Incorporation	December 31, 2016	December 31, 2015

Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc.	United States	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%

_______________
*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation

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

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation (continued)

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

At December 31, 2016 and December 31, 2015, the Company has not recognized any internally-generated intangible assets.

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

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation (continued)

Financial Instruments (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

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

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

2.	Significant Accounting Policies and Basis of Preparation (continued)

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

Comparative Information

Certain expenses have been reclassified to conform to the presentation in the current year.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

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

4.	Cash and Cash Equivalents

	December 31, 2016	December 31, 2015

Cash at Bank	$23,252	$391,421
Savings Certificates in Banks	—	130,100

	$23,252	$521,521

5.	Receivables

	December 31, 2016	December 31, 2015

GST receivable	$12,071	$10,883
Subscription receivable on share issuance	—	18,174

	$12,071	$29,057

6	Equipment

	Furniture and Office Equipment	Production Equipment	Total

Cost:
At December 31, 2014	$355,018	$911,347	$1,266,365
Additions	5,724	21,461	27,185

At December 31, 2015	360,742	932,808	1,293,550

Depreciation:
At December 31, 2014	283,692	400,484	684,176
Charge for the Period	58,820	183,825	242,645

At December 31, 2015	342,512	584,309	926,821

Net Book Value:

At December 31, 2015	$18,230	$348,499	$366,729

Cost:
At December 31, 2015	$360,742	$932,808	$1,293,550
Additions	2,708	834	3,542

At December 31, 2016	363,450	933,642	1,297,092

Depreciation:
At December 31, 2015	342,512	584,309	926,821
Charge for the Period	6,988	139,958	146,946

At December 31, 2016	349,500	724,267	1,073,767

Net Book Value:

At December 31, 2016	$13,950	$209,375	$223,325

7.	Trade Payables and Accrued Liabilities

	December 31, 2016	December 31, 2015

Trade Payables and Accrued Liabilities	$1,192,636	$749,985

8.	Derivative Financial Liability

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

Balance, Beginning	$1,135,157	$124,823	$1,967,140
Fair value of warrants issued during the year	1,112,776	1,237,161	—
Change in fair value of warrants outstanding	(1,880,587)	(226,827)	(1,842,317)

Balance, Ending	$367,346	$1,135,157	$124,823

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

8.	Derivative Financial Liability (continued)

Expiration Date	Exercise Price	Number of Warrants Outstanding at December 31, 2016	Fair Value at December 31, 2016	Number of Warrants Outstanding at December 31, 2015	Fair Value at December 31, 2015

	CDN $		US $		US $
January 4, 2016	1.00	—	—	429,867	—
July 20, 2017	0.90	3,840,700	574	3,840,700	233,201
January 21, 2018	0.70	1,352,062	3,497	1,352,062	133,002
April 14, 2018	0.95	1,200,050	4,028	1,200,050	92,959
April 27, 2018	0.95	397,000	1,506	397,000	31,577
July 23, 2018	0.74	1,000,000	8,052	1,000,000	101,545
July 31, 2018	0.74	822,000	6,650	822,000	84,296
November 30, 2018	0.55	1,694,444	26,938	1,694,444	228,926
December 18, 2018	0.55	1,681,189	27,987	1,681,189	229,651
February 2, 2019	0.55	273,058	6,144	—	—
March 17, 2019	0.55	2,244,497	53,241	—	—
June 28, 2019	0.55	1,000,000	26,377	—	—
July 28, 2019	0.55	1,000,000	29,049	—	—
September 16, 2019	0.55	650,000	23,768	—	—
November 2, 2019	0.30	1,000,000	49,316	—	—
November 22, 2019	0.30	427,500	20,328	—	—
December 5, 2019	0.25	1,000,000	53,205	—	—
December 14, 2019	0.25	500,000	26,686	—	—

		20,082,500	367,346	12,417,312	1,135,157

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions.

•	The stock price was based upon the publicly traded price at the time of issuance;

•	The risk-free interest rate assumption is based on the government of Canada marketable bonds for a period consistent with the expected term of the option in effect at the time of the grant;

•	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%;

•	The expected life of the warrants was estimated to be 75% of the remaining contractual term which is based on the historical exercise patterns of warrant holders; and

•	The expected volatility was based off of the historical trading prices of the Company’s common stock price over a period equivalent to the expected life of the warrants.

The fair values of these warrants as of December 31, 2016 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Expiration Date	July 20, 2017	January 21, 2018

Exercise price	CDN$0.90	CDN$0.70
Share price	CDN$0.18	CDN$0.18
Expected volatility	93%	86%
Expected life	0.41 years	0.79 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.74%	0.74

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

8.	Derivative Financial Liability (continued)

Expiration Date	April 14, 2018	April 27, 2018	July 23, 2018

Exercise price	CDN$0.95	CDN$0.95	CDN$0.74
Share price	CDN$0.18	CDN$0.18	CDN$0.18
Expected volatility	95%	94%	92%
Expected life	0.94 years	0.99 years	1.17 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.74%	0.74%	0.74%

Expiration Date	July 31, 2018	November 30, 2018	December 18, 2018

Exercise price	CDN$0.74	CDN$0.55	CDN$0.55
Share price	CDN$0.18	CDN$0.18	CDN$0.18
Expected volatility	91%	88%	88%
Expected life	1.18 years	1.44 years	1.47 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.74%	0.74%	0.74%

Expiration Date	February 2, 2019	March 17, 2019	June 28, 2019

Exercise price	CDN$0.55	CDN$0.55	CDN$0.55
Share price	CDN$0.18	CDN$0.18	CDN$0.18
Expected volatility	95%	95%	93%
Expected life	1.57 years	1.66 years	1.87 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.74%	0.74%	0.74%

Expiration Date	July 28, 2019	September 16, 2019	November 2, 2019

Exercise price	CDN$0.55	CDN$0.43	CDN$0.30
Share price	CDN$0.18	CDN$0.18	CDN$0.18
Expected volatility	95%	94%	94%
Expected life	1.93 years	2.03 years	2.13 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.74%	0.74%	0.74%

Expiration Date	November 22, 2019	December 5, 2019	December 14, 2019

Exercise price	CDN$0.30	CDN$0.25	CDN$0.25
Share price	CDN$0.18	CDN$0.18	CDN$0.18
Expected volatility	90%	90%	90%
Expected life	2.17 years	2.20 years	2.22 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.74%	0.74%	0.74%

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

At December 31, 2016, there were 64,866,802 issued and fully paid common shares (December 31, 2015 – 56,333,247).

Private Placements

In January 2015, the Company completed a non-brokered private placement and issued 1,352,062 units at a price of CDN$0.43 per unit for gross proceeds of $471,479 (CDN$581,387). Each unit comprised one common share and one share purchase warrant, with each warrant exercisable at a price of CDN$0.70 per share for a period of three years from the date of closing. The Company also issued 4,250 finders’ warrants with a fair value of $885 in connection with this private placement exercisable at a price of CDN$0.43 per share for a period of three years from the date of closing.

In April 2015, the Company completed a non-brokered private placement and issued 1,200,050 units at a price of CDN$0.70 per unit for gross proceeds of $672,028 (CDN$840,035). Each unit comprised one common share and one share purchase warrant, with each warrant exercisable at a price of $0.70 per share for a period of three years from the date of closing. The Company also issued 9,250 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.95 per share for a period of three years from the date of closing.

In July 2015, the Company completed a non-brokered private placement and issued 1,822,000 units at a price of CDN$0.54 per unit for gross proceeds of $982,227 (CDN$1,275,400). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.74 per share for a period of three years from the date of closing. The Company also issued 73,500 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.74 per share for a period of three years from the date of closing.

In November 2015, the Company completed a non-brokered private placement and issued 1,694,444 units at a price of CDN$0.36 per unit for gross proceeds of $456,018 (CDN$610,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

In December 2015, the Company completed a non-brokered private placement and issued 1,681,189 units at a price of CDN$0.36 per unit for gross proceeds of $437,096 (CDN$605,228). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 26,600 finders’ warrants in connection with this private placement exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing.

In connection with the private placements completed during the year ended December 31, 2015, the Company incurred share issued costs of $147,680 consisting of cash finders’ fees, exchange and regulatory fees and legal fees.

For the year ended December 31, 2015, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range

Expected volatility	84% - 87%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0..55% - 0.63%

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital (continued)

Private Placements (continued)

In February 2016, the Company completed a non-brokered private placement and issued 273,058 units at a price of CDN$0.36 per unit for gross proceeds of $70,037 (CDN$98,301). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company had received subscriptions of $31,102 at December 31, 2015 that related to this private placement. On issue the fair value of the warrants was determined to be $26,464 and included in derivative liability (Note 8).

In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $622,166 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $507,562 and included in derivative liability (Note 8). The Company also issued 23,450 finders’ warrants with a fair value of $5,248 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In June 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $311,988 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $133,402 and included in derivative liability (Note 8). The Company also issued 70,000 finders’ warrants with a fair value of $9,338 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In July 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $303,630 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $121,943 and included in derivative liability (Note 8). The Company also issued 70,000 finders’ warrants with a fair value of $8,536 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In September 2016, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.36 per unit for gross proceeds of $177,048 (CDN$234,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $64,853 and included in derivative liability (Note 8). The Company also issued 45,500 finders’ warrants with a fair value of $4,540 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In November 2016, the Company completed a non-brokered private placement and issued 1,427,500 units at a price of CDN$0.23 per unit for gross proceeds of $244,966 (CDN$328,325). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $145,612 and included in derivative liability (Note 8). The Company also issued 72,100 finders’ warrants with a fair value of $7,801 in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital (continued)

Private Placements (continued)

In December 2016, the Company completed a non-brokered private placement and issued 1,500,000 units at a price of CDN$0.21 per unit for gross proceeds of $238,373 (CDN$315,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $112,940 and included in derivative liability (Note 8). The Company also issued 70,000 finders’ warrants with a fair value of $5,569 in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.

In connection with the private placements completed during the year ended December 31, 2016, the Company incurred share issued costs of $235,830 consisting of cash finders’ fees, exchange and regulatory fees and legal fees.

For the year ended December 31, 2016, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range

Expected volatility	86% - 95%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0..45% - 0.80%

Shares Issued For Services

In October 2015, the Company issued 325,000 shares of common stock for professional services. The fair value of the shares issued was $111,764

In July 2016, the Company issued 400,000 shares of common stock for professional services. The fair value of the shares was $124,000 which was recorded as a reduction to accounts payable.

Basic and Diluted Loss Per Share

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

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

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital (continued)

Stock Options (continued)

During the years ended December 31, 2016 and 2015, the Company recorded stock-based compensation expense of $869,130 and $387,648, respectively.

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

On January 31, 2016, the Company granted 1,975,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.40 and expire January 13, 2021. The options had a grant date fair value of $395,116 (CDN$562,580) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

On February 15, 2016, the Company granted 120,000 stock options to an employee. The options vest accordingly: 80,000 after 6 months, and 40,000 after 1 year. The options are exercisable at CDN$0.51 and expire February 15, 2021. The options had a grant date fair value of $31,489 (CDN$43,622) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

On December 9, 2016, the Company granted 1,830,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.20 and expire December 9, 2021. The options had a grant date fair value of $197,874 (CDN$260,531) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.08%; Expected life of 5.00 years; Volatility of 93%; and a Dividend yield of 0%.

On December 30, 2016, the Company granted 680,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.18 and expire December 30, 2021. The options had a grant date fair value of $62,884 (CDN$84,424) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.11%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital (continued)

Stock Options (continued)

The changes in options during the years ended December 31, 2016 and 2015 are as follows:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning	5,275,000	CDN $0.65	4,182,000	CDN $0.90
Options granted	4,605,000	CDN $0.24	1,345,000	CDN $0.86
Options exercised	(38,500)	CDN $0.46	—	CDN $0.40
Options expired	(2,330,000)	CDN $0.90	(252,000)	CDN $1.20

Options outstanding, ending	7,511,500	CDN $0.46	5,275,000	CDN $0.80

Options exercisable, ending	6,070,000	CDN $0.45	3,775,000	CDN $0.89

Details of options outstanding as of December 31, 2016 are as follows:

Exercise Price	Expiration Date	Number of Options Outstanding

CDN$ 0.51	April 17, 2017	120,000
CDN$ 1.11	September 4, 2017	200,000
CDN$ 0.80	December 20, 2017	295,000
CDN$ 0.57	December 20, 2017	80,000
CDN$ 0.80	January 4, 2018	20,000
CDN$ 0.71	April 5, 2018	40,000
CDN$ 0.83	June 3, 2018	25,000
CDN$ 0.58	July 31, 2018	100,000
CDN$ 1.08	January 10, 2019	315,000
CDN$ 0.75	December 17, 2019	405,000
CDN$ 0.65	December 20, 2019	80,000
CDN$ 0.58	April 30, 2020	1,236,500
CDN$ 0.54	June 15, 2020	15,000
CDN$ 0.40	January 13, 2021	1,950,000
CDN$ 0.51	February 15, 2021	120,000
CDN$ 0.20	December 9, 2021	1,830,000
CDN$ 0.18	December 30, 2021	680,000

		7,511,500

Each option entitles the holder to purchase one common share of the Company.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital (continued)

Warrants

The changes in warrants during the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016		December 31, 2015

	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants outstanding, beginning	18,708,432	CDN $0.72	11,488,474	CDN $0.77
Warrants issued	8,446,105	CDN $0.44	8,354,625	CDN $0.70
Warrants expired	(474,867)	CDN $0.96	(1,562,034)	CDN $1.00

Warrants outstanding, ending	26,679,670	CDN $0.63	18,708,432	CDN $0.72

The weighted average remaining life of the warrants outstanding as at December 31, 2016 is 1.76 years.

Details of warrants outstanding as December 31, 2016 are as follows:

Exercise Price	Expiration Date	Number of Warrants Outstanding and Exercisable

CDN$ 0.90	July 20, 2017	3,840,700
CDN$ 0.70	January 21, 2018	1,356,312
CDN$ 0.95	April 14, 2018	1,209,080
CDN$ 0.95	April 27, 2018	421,500
CDN$ 0.74	July 23, 2018	1,070,000
CDN$ 0.74	July 31, 2018	825,500
US$ 0.62	August 20, 2018	6,038,240
CDN$ 0.74	November 30, 2018	1,764,444
CDN$ 0.74	December 18, 2018	1,707,789
CDN$ 0.55	February 2, 2019	273,058
CDN$ 0.55	March 17, 2019	2,267,947
CDN$ 0.55	June 28, 2019	1,070,000
CDN$ 0.55	July 28, 2019	1,070,000
CDN$ 0.43	September 16, 2019	695,500
CDN$ 0.30	November 2, 2019	1,070,000
CDN$ 0.30	November 22, 2019	429,600
CDN$ 0.25	December 5, 2019	1,070,000
CDN$ 0.25	December 14, 2019	500,000

		26,679,670

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

9.	Share Capital (continued)

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

10.	Reserves

Share-Based Payment Reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-based payments” until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11.	Financial Instrument Fair Values

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

Financial liabilities measured at fair value at December 31, 2016 and 2015 consisted of the derivative financial liability, which is measured using level 3 inputs.

The fair value of the derivative liability is determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. At December 31, 2016, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $60,520, with a corresponding decrease to comprehensive loss.

12.	Related Party Transactions and Balances

Related Party Balances

As of December 31, 2016 and 2015 there was $318,685 (2015 - $204,060) owed to directors, officers, and companies controlled by directors that has been included in trade payables and accrued liabilities.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

12.	Related Party Transactions and Balances (continued)

Key Management Personnel Compensation

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

Administrative fees	$60,000	$60,000	$60,000
Consulting	48,000	100,200	108,000
Wages and benefits	587,041	558,320	558,500
Stock-based compensation	933,616	239,875	38,222

	$1,628,657	$958,395	$764,722

13.	Financial Risk and Capital Management

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

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2016:

	Within One Year	Between One and Five Years	More Than Five Years

Trade Payables and Accrued Liabilities	$1,192,636	$—	$—

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

13.	Financial Risk and Capital Management (continued)

Foreign Exchange Risk (continued)

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	December 31, 2016	December 31, 2015

Cash and cash equivalents	$21,933	$295,019
Trade payables and accrued liabilities	(140,756)	(98,154)

Net	$(118,823)	$196,865

Based on the above net exposures, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by 1,188 and $1,969 at December 31, 2016 and 2015, respectively.

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

The fair value of the derivative liability is determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. At December 31, 2015, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $53,766, with a corresponding decrease to comprehensive loss.

14.	Commitments

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

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

14.	Commitments (continued)

Employment Agreement (continued)

Pursuant to the Employment Agreement, the Company has committed to granting 500,000 stock options based on the Company achieving certain consolidated net revenue targets. The exercise price and term of the options will be set at time the targets are met.

The employee has the right, upon 30-days notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10-days notice if for cause or on 60 days notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

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

Research and Development Facility Lease

On June 1, 2013, the Company entered into a new two-year lease for its research and development facility in Rochester, New York. The Company will pay a base rent of $103,596 per year in monthly installments of $8,633. The lease was set to expire on June 30, 2015. On June 26, 2015, the Company extended the lease from July 1, 2015 to June 30, 2017 at a base rent of $105,212 per year in monthly installments of $8,768.

Patent License Agreement

On December 9, 2011, the Company entered into a Patent License Agreement to use certain licensed patents. The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

15.	Income Taxes

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

Net loss	$(2,021,700)	$(3,488,129)	$(2,193,532)
Tax rate	34%	34%	34%

Expected income tax recovery	(687,378)	(1,185,964)	(745,801)
Derivative liability	(607,888)	(38,927)	(646,622)
Non-deductible items and other	275,973	83,288	(572,181)
Share issuance costs not recognized	(58,233)	—	—
Effect of different foreign tax rates	19,251	30,448	(2,399)
Temporary differences not recognized	1,058,275	1,111,155	1,967,003

	$—	$—	$—

The Company has the following deductible temporary difference for which no deferred tax asset has been recognized and that can be carried forward indefinitely.

	December 31, 2016	December 31, 2015

Non-capital losses – Canada	$1,934,799	$1,506,002
Tax losses – United States	20,420,145	17,842,058
Equipment tax pools	1,102,969	956,023
Share issuance costs	247,194	156,111

	$23,705,107	$20,460,194

Natcore Technology Inc.
Notes to the Consolidated Financial Statements (Expressed in United States Dollars) For Years Ended December 31, 2016 and 2015

The Canadian and US non-capital losses expire between 2022 and 2036.

16.	Research and Development Expense

Details of this expense account by nature are as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014

Consulting	$10,754	$18,676	$136,753
Equipment rental, rent and facility costs	286,323	284,533	352,809
Professional fees	103,011	123,313	257,856
Royalty and other	39,102	71,239	103,562
Wages and salaries	698,232	705,953	783,884

	$1,137,422	$1,203,714	$1,634,864

17.	Subsequent Events

In January 2017, the Company completed a non-brokered private placement and issued 1,021,800 units at a price of CDN$0.21 per unit for gross proceeds of $162,252 (CDN$214,578). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing.

In January 2017, the Company received $39,635 (CDN$52,000) from the exercise of 130,000 options.

In February 2017, the Company issued 140,000 common shares for legal services.

In February 2017, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.34 per unit for gross proceeds of $168,955 (CDN$221,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.40 per share for a period of three years from the date of closing. The Company also issued 45,500 finders warrants with an exercise price of CDN$0.40.

In March 2017, the Company completed a non-brokered private placement and issued 900,000 units at a price of CDN$0.19 per unit for gross proceeds of $127,860 (CDN$171,000). Each unit comprised one common share and one purchase warrant, each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing.

In April 2017, the Company completed a non-brokered private placement and issued 1,030,000 units at a price of CDN$0.19 per unit for gross proceeds of $146,790 (CDN$195,700). Each unit comprised one common share and one purchase warrant, each warrant exercisable at a price of CDN$0.25 for a period of three years from the date of closing.

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: May 16, 2017

NATCORE TECHNOLOGY, INC.

By: /S/ CHARLES R. PROVINI
Name: Charles R. Provini
Title: President & CEO
Authorized Representative in the United States