Form 20-F
period 2017-12-31
Natcore Technology Inc.
filed 2018-06-15
CIK 1464623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-202600

NATCORE TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Natcore Technology Inc., 189 N. Water Street, Suite 700, Rochester, NY 14504-1163
(Address of principal executive offices)

Charles Provini, 189 N. Water Street, Suite 700, Rochster, NY 14604-1163,
(585) 286-9180
info@natcoresolar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2017 the registrant had 78,163,435 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]        No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]        No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]        No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ]        No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [   ]       Accelerated Filer [   ]       Non-Accelerated Filer [   ]       Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the International
Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]       Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]        No [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: N/A.

A.	Financial Statements and Notes	74
B.	Exhibit List	74

GENERAL

As used in this Annual Report, the “Company” refers to Natcore Technologies Inc., a company existing under the Business Corporations Act (British Columbia).

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

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3 – KEY INFORMATION

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

The Company has derived the summary consolidated statements of comprehensive income data for each of the years ended December 31, 2017, 2016, 2015, 2014, and 2013 from its audited consolidated financial statements (included elsewhere in this prospectus).

As of December 31,
	2017	2016	2015	2014	2013
Expenses
Consulting	132,936	124,652	181,589	229,792	108,657
Depreciation and amortization	75,272	146,946	279,527	412,492	359,178
Filing fees	26,278	45,172	25,016	34,090	32,082
Foreign exchange (gain) loss	1,457	16,457	5,159	41,344	90,060
Interest and bank charges	7,804	2,698	2,383	1,581	1,269
Marketing	76,582	341,104	268,853	81,401	96,641
Office and miscellaneous	191,766	201,736	216,811	273,264	267,532
Professional fees	81,589	219,016	335,762	213,888	129,499
Research and development	861,947	1,137,422	1,203,716	1,634,864	1,480,058
Stock-based compensation	67,599	869,130	387,648	301,732	325,686

Travel	22,231	37,472	45,858	73,922	126,668
Wages	615,331	763,223	778,339	770,105	855,853
	(2,160,792)	(3,905,028)	(3,730,661)	(4,068,475)	(3,873,183)

Other Income (Expenses)
Fair value adjustments on warrants	885,673	1,880,587	226,827	1,842,317	(79,353)
Other Income	123	1,932	14,124	—	—
Interest Income	—	809	1,581	32,626	13,708

Net and comprehensive income (loss)	(1,274,996)	(2,021,700)	(3,488,129)	(2,193,532)	(3,938,828)

Loss per share - basic and diluted	(0.02)	(0.03)	(0.07)	(0.05)	(0.10)

Weighted average number of shares outstanding - basic and diluted	71,014,878	60,007,618	51,329,138	42,294,310	41,097,726

	As of December 31,
	2017	2016	2015
Assets
Current Assets
Cash and cash equivalents	56,391	23,252	521,521
Receivables	4,084	12,071	29,057
Prepaid expenses	7,568	55,187	148,076
	68,043	90,510	698,654

Non-Current Assets
Equipment	149,601	223,325	366,729
Intangibles	—	—	—
	149,601	223,325	366,729

TOTAL ASSETS	217,644	313,835	1,065,383

Liabilities and Equity
Current Liabilities
Trade payables and accrued liabilities	1,577,483	1,192,636	749,985
Derivative liability	267,077	367,346	1,135,157
	1,844,560	1,559,982	1,885,142

Equity
Share-based payment reserve	4,373,131	4,275,173	3,375,710

Share subscriptions receivable	—	—	31,102
Deficit	(23,213,638)	(21,938,642)	(19,916,942)

TOTAL DEFICIT	(1,626,916)	(1,246,147)	(819,759)
TOTAL LIABILTIES AND DEFICIT	217,644	313,835	1,065,383

B.        Capitalization and Indebtedness

Not Applicable

C.        Reasons for the Offer and Use of Proceeds

Not Applicable

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

The Company’s independent auditor’s reports on its financial statements for the years ended December 31, 2017 and 2016 includes a “going concern” explanatory paragraph.

The Company’s independent auditor has presented the Company’s financial statements on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. However, the Company’s independent auditor has expressed some doubt as to the Company’s ability to continue as a going concern. This means that the Company may not generate enough funds to pay its general operating expenses and bills from professionals and other advisors that it is obligated to pay. Since the Company has not generated any revenues from operations, management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common stock. There may be situations where all sources of revenue described (or any revenue at all) may not be available given market conditions and customer requirements. The Company has had net losses in each of the last three fiscal years and as of December 31, 2017; the Company has had recurring losses from operations and a cumulative deficit of approximately $23,213,638.

There is no assurance that the Company will generate immediate revenues; the Company projects cash on hand will be insufficient to fund operations for approximately twelve months.

The Company anticipates that it will incur substantial expenses relating to the implementation of its business plan and cost overruns may be incurred. The Company currently expects the initial expenses it incurs to result in operating losses for the Company for the foreseeable future. Furthermore, no assurance can be made that a shareholder will realize any return on his or her investment, or that such shareholder will not lose his or her entire investment. The Company anticipates its current cash and cash equivalents will not be sufficient to fund operations for approximately twelve months. The Company intends to raise capital through the sale of equity securities in private placements, through shareholder loans or possibly through a registered public offering (either self-underwritten or through a broker-dealer). There is no assurance that any financing will e available to the Company, or if available, on terms that will be acceptable to the Company.

The Company’s ability to obtain the necessary financing to carry out its business plan is subject to a number of factors, including general market conditions and investor acceptance of its business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to the Company. If the Company is unable to raise sufficient funds, it will have to significantly reduce its spending, delay or cancel our planned activities or substantially change its current corporate structure. There is no guarantee that the Company will be able to obtain any funding or that it will have sufficient resources to conduct its business as projected, any of which could mean that the Company will be forced to discontinue our operations.

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

SHAREHOLDERS ARE HEREBY ADVISED THAT THE SUCCESS OF PREVIOUS VENTURES OR PROJECTS UNDERTAKEN BY THE COMPANY’S MANAGEMENT OR THE MANAGEMENT OF ANY ACQUIRED COMPANY CANNOT BE CONSTRUED AS A GUARANTEE OF THE SUCCESS OF THE COMPANY.

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

The Company’s success will depend in part on its ability to protect its proprietary rights and technologies, including, but not limited to, U.S. Patent 7,718,550, U.S. Patent 7,253,014, U.S. Patent 7,682,527, U.S. Patent 7,491,376, U.S. Patent 7,692,218 , U.S. Patent 8,431,818, U.S. Patent 7,999,172, U.S. Patent 8,433,417, U.S.

Patent 8,716,152 and U.S. Patent 9,093,267 . The Company relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights. However, not all of these measures may apply or may afford only limited protection. The Company’s failure to adequately protect its proprietary rights may adversely affect the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s services or to obtain and use trade secrets or other information that it regards as proprietary. Based on the nature of its business, it may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company’s means of protecting its proprietary rights abroad may not be adequate, and competitors may independently develop similar technologies. The Company may become involved in litigation over proprietary rights. In the event of an adverse result in any future litigation with third parties relating to proprietary rights, the Company could be required to pay substantial damages, including treble damages if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. However, there can be no assurance that the Company would be able to successfully resolve such disputes in the future.

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

  the last day of the fiscal year in which the fifth anniversary of the offering filed pursuant to the F- 1 Registration Statement declared effective on May 26, 2015;
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

Unforeseen technological failings that increase the cost of adoption of solar products may inhibit widespread implementation of solar solutions that would result in reduced revenue or the inability for the Company to maintain its profitability.

The recent discovery of hardware failure and technical issues related to solar power equipment that occurred earlier in product life that had been expected could alter the associated cost of implementation of solar power products that could in turn lead to a drop in demand. Historical data is not as readily available for the solar industry as it is for the traditional sources of energy limiting the ability to determine a reliable trend upon which to base future results. Increased costs associated with implementation could lead to the failure of solar power technology being widely adopted resulting in the Company’s inability to sustain revenue growth and profitability.

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

Changes in tax policies may reduce or eliminate the economic benefits that make the Company’s products attractive to consumers .

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

In conducting the Best of Breed Program, the Company depends on other contractors and subcontractors. If these parties fail to satisfy their obligations to the Company or other parties, or if the Company is unable to maintain these relationships, the Company’s revenue, profitability and growth prospects could be adversely affected.

The Company depends on contractors and subcontractors in conducting the Best of Breed Program. There is a risk that the Company may have disputes with its subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or the Company’s failure to extend existing task orders or issue new task orders under a subcontract. In addition, if any of the subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, the Company’s ability to fulfill its obligations may be jeopardized.

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

Risks Related to the Company’s Common Shares

Authorized capital consists of an unlimited number of shares of one class designated as common shares

The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to the Company’s common shares without the affirmative vote of two- thirds of the votes cast by the holders of the common shares. The Company’s common shares do not have pre-emptive rights to purchase additional shares. Shareholders should be aware that the exercise of warrants described herein will dilute the value of current holdings.

Volatility of the market price of the Company’s common shares could adversely affect its shareholders and the Company.

The market price of the Company’s common shares could be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

  actual or anticipated variations in the Company’s operating results or those of the Company’s competitors, technological enhancements or developments by the Company or its competitors, regulatory changes effecting the Company’s industry,
  changes in the roles of key personnel,
  geopolitical events effecting the Company’s industry, and
  disputes concerning proprietary rights concerning patents that the Company holds.

The Company has not paid dividends in the past and does not expect to pay dividends in the future. Any return on an investment could be limited to the value of the common stock.

The Company has never paid cash dividends on its common shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends depends on the financial condition of the Company, with other business and economic factors influencing the decision by the board of directors in determining the issuance of a dividend. If dividends are not issued, the Company’s common shares may be considered less valuable because a return on an investment will only occur if the Company’s stock price appreciates.

Stockholder ownership interest in the Company may be diluted as a result of future financings or additional acquisitions.

The Company may seek to raise funds from time to time in public or private issuances of equity in the near future or over the longer term. Sales of the Company’s securities offered through future equity offerings may result in substantial dilution to the interests of the Company’s current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at a price that the Company might otherwise wish to effect sales. In addition, the Company has issued shares of its common stock for various acquisitions in the past and may do so in the future, which may also result in substantial dilution to the interests of the Company’s current shareholders.

Shareholders may experience dilution as a result of future purchases exercised on outstanding options and warrants.

As of December 31, 2017, the Company had 6,105,000 options outstanding. Each option entitles the holder to purchase one additional common share at exercise prices ranging from CDN$0.17 to CDN$1.08 and expiring on dates ranging from January 4, 2018 to December September 20, 2022, some of which have expired unexercised as of the date hereof.

As of December 31, 2017, the Company had 36,003,203 warrants outstanding. Each warrant entitles the holder to purchase one additional common share at an exercise prices ranging from CDN$0.12 to CDN$0.95 and US$0.62 and with expiration dates ranging from January 21, 2018 to December 27, 2020. To the extent these options or warrants are ultimately exercised, shareholders will sustain future dilution.

THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE ITS CURRENT BUSINESS PLAN. EACH SHAREHOLDER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE COMPANY’S COMMON STOCK AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

ITEM 4 – INFORMATION ON THE COMPANY

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

To protect the Company’s exclusive rights in such technologies, as of December 31, 2017, Natcore had licensed or owns 32 granted and 33 pending patents.

The addresses (and telephone number) of Natcore’s principal offices are:

New York Office
189 N. Water Street, Suite 700
Rochester, New York 14604-1163
(545) 286-9180

Background

Natcore is a research and development company pioneering solar cells with improved efficiency and reduced cost. Natcore’s intellectual property is currently protected by 65 patents granted or pending. More specifically, Natcore has technologies which (i) enable the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures; (ii) create a nanostructured, porous surface called black silicon on a silicon wafer; (iii) will enable low temperature manufacturing of silicon solar cells at low cost by means of laser processing; and (iv) eliminate high-cost silver from mass- manufactured silicon solar cells through the creation of the Natcore Foil Cell™. Natcore does not plan to manufacture solar cells, but rather to have the technology manufactured through partnerships with third parties that will ultimately yield licensing and royalty revenue.

_______________________________________________________
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

Recent History

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

On November 15, 2016, the Company announced it had achieved an efficiency of 19.4% in its latest demonstration solar cell by reducing resistance from laser- formed contacts. The laser-formed base contact is critical to the Natcore Foil Cell™, which is an all-back-contact cell that eliminates the need for high-cost silver in the production process by replacing it with low-cost aluminum. Higher resistance at this contact, as well as damage from the laser process, had been limiting the performance of the Company’s demonstration cells. Natcore scientists discovered a new laser-based contacting process that overcomes these issues. As a result, device efficiency increased by nearly 2% since June 2016 when the Company announced an efficiency of 17.5% (17.5% being roughly equivalent to typical commercial cells available as of that date). In 2015, the Company’s early proof-of-concept cells were delivering 4% efficiencies. Solar cells using Natcore’s new approach have an open-circuit voltage (Voc) of nearly 0.7V, pointing to the potential of significantly higher efficiencies.

On May 2, 2017, Natcore announced that it had achieved an efficiency of 20.7% in its latest demonstration of the solar cell.

To protect the Company’s exclusive rights in such technologies, as of the date hereof, Natcore had licensed or owns 32 granted and 33 pending patents.

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

In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $622,166 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $489,252 and included in derivative liability (Note 8).

In June 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $311,988 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $167,222 and included in derivative liability (Note 8).

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

In January 2017, the Company completed a non-brokered private placement and issued 1,021,800 units at a price of CDN$0.21 per unit for gross proceeds of $162,030 (CDN$214,578). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing.

In January 2017, the Company received $39,610 (CDN$52,000) from the exercise of 130,000 options.

In February 2017, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.34 per unit for gross proceeds of $169,195 (CDN$221,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.40 per share for a period of three years from the date of closing. The Company also issued 45,500 finders warrants with an exercise price of CDN$0.40.

In March 2017, the Company completed a non-brokered private placement and issued 900,000 units at a price of CDN$0.19 per unit for gross proceeds of $128,077 (CDN$171,000). Each unit comprised one common share and one purchase warrant, each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing.

In April 2017, the Company completed a non-brokered private placement and issued 1,030,000 units at a price of CDN$0.19 per unit for gross proceeds of$146,186 (CDN$195,700). Each unit comprised one common share and one purchase warrant, each warrant exercisable at a price of CDN$0.25 for a period of three years from the date of closing.

In May 2017, the Company completed a non-brokered private placement and issued 500,000 units at a price of CDN$0.21 per unit for gross proceeds of $76,603 (CDN$105,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.27 per share for a period of three years from the date of closing.

In June 2017, the Company completed a non-brokered private placement and issued 1,250,000 units at a price of CDN$0.19 per unit for gross proceeds of $179,955 (CDN$237,500). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.24 per share for a period of three years from the date of closing.

In July 2017, the Company completed a non-brokered private placement and issued 650,000 and 900,000 units at a price of CDN$0.19 per unit for gross proceeds of $95,565 (CDN$123,500) and $136,732 (CDN$171,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.24 per share for a period of three years from the date of closing.

In August 2017, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.15 per unit for gross proceeds of $118,007 (CDN$150,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.19 per share for a period of three years from the date of closing.

In September 2017, the Company completed a non-brokered private placement and issued 500,000 units at a price of CDN$0.15 per unit for gross proceeds of $61,687 (CDN$75,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.19 per share for a period of three years from the date of closing.

In October 2017, the Company completed a non-brokered private placement and issued 1,250,000 units at a price of CDN$0.12 per unit for gross proceeds of $119,736 (CDN$150,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.15 per share for a period of three years from the date of closing.

In November 2017, the Company completed a non-brokered private placement and issued 1,449,833 units at a price of CDN$0.12 per unit for gross proceeds of $136,996 (CDN$173,980). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.15 per share for a period of three years from the date of closing.

In December 2017, the Company completed a non-brokered private placement and issued 1,550,000 units at a price of CDN$0.10 per unit for gross proceeds of $114,688 (CDN$147,250). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.12 per share for a period of three years from the date of closing.

In January 2018, the Company granted 1,354,000 stock options to employees and officers with an exercise price of CDN$0.095 per share for a period of 5 years.

In January 2018, the Company completed a non-brokered private placement and issued 1,500,000 units at a price of CDN$0.09 per unit for gross proceeds of $109,221 (CDN$135,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.11 per share for a period of three years from the date of closing.

In February 2018, the Company completed a non-brokered private placement and issued 1,250,000 units at a price of CDN$0.07 per unit for gross proceeds of $68,632 (CDN$87,500). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.09 per share for a period of three years from the date of closing.

In March 2018, the Company extended the expiry date of an aggregate of 1,597,050 outstanding share purchase warrants. The warrants were originally had expiry dates of April 14, 2018 and April 27, 2018. The expiry date has been extended by two years.

In April 2018, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of CDN$0.14 per unit for gross proceeds of $762,224 (CDN$980,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.21 per share for a period of three years from the date of closing.

Registration with SEC

On May 26, 2015, the Company became subject to the reporting obligations pursuant to Section 15(d) of the United States Securities Exchange Act of 1934, as amended following the filing United States Securities and Exchange Commission (the “SEC”) declaring the Company’s Form F-1 Registration Statement effective.

On July 22, 2015, the Company commenced trading on the OTCQB, an over the counter marketplace organized for venture-stage or early-stage companies.

On November 17, 2016, the SEC declared effective the Company’s post-effective amendment deregistering the securities registered pursuant to the May 26, 2015 registration statement.

On June 22, 2016, the SEC declared effective the Company’s Form F-1 Registration Statement relating to the registration of up to 5,000,000 newly issued shares of the Company’s common stock; the resale of up to 2,661,111 common shares by shareholders whose shares were previously issued in private placement transactions and/or part of executive compensation; and 400,000 shares of common stock by LoPresti Law Group (“LLG”) to be paid to LLG in exchange for the provision of legal services rendered.

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

Natcore’s process uses highly defined regions of heavily doped silicon to form a base contact of the solar cell. Natcore then uses a powerful, focused laser beam to melt small regions of the silicon surface, which allows a specially applied dopant to penetrate the silicon matrix. Natcore has also discovered a method to laser- form the dopant regions without disturbing the high-quality emitter already present on the solar cell. This process is rapid, and thus can be performed with low- capital equipment at atmospheric conditions.

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

The Company continues to be in the research and development stage and its potential products are not yet at the stage of commercial production. The Company anticipates generation of initial revenues within the fiscal year 2018, but plans to continue its research and development programs for the purposes of developing additional applications for its technologies. The Company is currently conducting its own research and development but does anticipate subcontracting certain work with joint venture partners, as described below. The Company’s long-term objective is to commercialize its technologies in order to generate commercial revenues. In order for the Company to meet this long-term objective, the following events must occur:

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

An independent engineering study comparing Natcore’s technology to that now used by the solar cell industry shows conclusively that solar cell manufacturing costs can be reduced by up to 23.5% . The study included both capital and lifecycle costs when making the comparison. Other studies completed by the Company have shown that Natcore’s LPD technology can be tailored to solar cell technologies other than silicon, and while costs savings have not been quantified, preliminary results indicate they will result in at least single digit percentage cost reductions.

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

C.        Organizational Structure

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

Percentage Owned[1]
	Jurisdiction of Incorporation	December 30, 2017	December 30, 2016	December 30, 2015
Natcore Technology, Inc.	Delaware, United States	100%	100%	100%
Vanguard Solar Inc.	Delaware, United States	100%	100%	100%
Netcore Asia Technology, Limited	Hong Kong	100%	100%	100%
NewCyte, Inc.	Delaware, United States	100%	100%	100%
Natcore Technology Zhuzhou Ltd.	People’s Republic of China	55%	55%	55%

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

Not Applicable

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward- looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.        Operational Results

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

As the Company is in the development stage, it is expected the Company will continue to generate losses for the upcoming fiscal year.

During the year ended December 31, 2017, the Company did not generate any revenue. The principal activity of the Company during the year ended 2017 and the year ended 2016 was that of research giving rise to normal recurring costs.

The Company reported a net loss of $1,274,996 for the year ended December 31, 2017 compared to a net loss of $2,021,700 for the year ended December 31, 2016. The primary reasons for the change was additional stock-based compensation in 2016 which was not granted in 2017.

The Company’s operational expenses for the year ended December 31, 2017 were $2,160,792 compared to $3,905,028 for the prior year ended December 31, 2016. Significant expense changes in the year ended December 31, 2017 compared to prior year ended December 31, 2016 are in the table below:

Year Ended 31,
	2017	2016	Variance
Expenses
Consulting	132,936	124,652	8,284
Depreciation and amortization	75,272	146,946	(71,674)
Filing fees	26,278	45,172	(18,894)
Foreign exchange (gain	1,457	16,457	(15,000)
Interest and bank charges	7,804	2,698	5,106
Marketing	76,582	341,104	(264,522)
Office and miscellaneous	191,766	201,736	(9,970)
Professional fees	81,589	219,016	(137,427)
Research and development	861,947	1,137,422	(275,475)
Stock-based compensation	67,599	869,130	(801,531)
Travel	22,231	37,472	(15,241)
Wages and salaries	615,331	763,223	(147,892)
	2,160,792	3,905,028	(1,744,236)
Other Income (Expenses)
Fair value adjustment on warrants	885,673	1,880,587	(994,914)
Other income	123	1,932	(1,809)
Interest income	-	809	(809)
	885,796	1,883,328	(997,532)
NET INCOME LOSS	(1,274,996)	(2,021,700)	746,704

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

General and Administrative Expenses

Natcore’s general and administrative expenses consisted primarily of costs associated with marketing activities, outside professional fees, travel costs, facilities costs and other corporate expenses. Its professional and consulting fees for the year ended December 31, 2017 increased approximately $8,284 over the prior year ended resulting from increased costs relating to patents and accounting, legal fees associated with continuous disclosure obligations and the Company using additional consultants for marketing purposes. For the year ended December 31, 2017 Natcore’s office and other operational expenses decreased approximately $9,970. Travel expenses decreased approximately $15,241 for the year ended December 31, 2017 compared to prior year.

Wages and Salaries Expenses

Natcore’s wages and salaries expenses consisted of compensation costs for management, finance and other administrative personnel, these costs also included payroll taxes and benefits associated with its personnel functions. For the year ended December 31, 2017 compared to the prior year, the changes in wages and salaries expense versus the prior year decreased approximately $147,892.

Research and Development Expenses

Natcore’s research and development expenses consisted of all expenses incurred in research and development activities, including compensation associated with its research staff. The Company’s decrease in R&D expense of approximately $275,475 over the year ended was primarily due to performing more work internally and less outsourcing.

Stock Based Compensation Expense

Natcore’s stock based compensation expense consisted of fair value costs associated with the issuance of stock, stock options and warrants for services that were preformed or to be performed. The stock based compensation for the year ended December 31, 2017 decreased approximately $801,531 over the prior year.

Depreciation and Amortization Expenses

Natcore’s depreciation and amortization expenses were costs for the depreciation and amortization of its equipment and intangible assets. Natcore computed depreciation using the straight-line method over the useful lives of the related assets, which ranged from three to seven years. Intangible assets with finite useful lives were amortized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method were reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. For the year ended December 31, 2017 depreciation and amortization expense decreased approximately $71,674 over the prior year because of intangible assets becoming fully amortized in the prior year.

Other Income (Expense)

Other income (expense) primarily consisted of gains and losses related to Natcore’s investment activities from its cash equivalent investments and other non- recurring items.

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

The Company’s operational expenses for the year ended December 31, 2016 were $3,905,028 compared to $3,730,661 for the prior year ended December 31, 2015. Significant expense changes in the year ended December 31, 2016 compared to prior year ended December 31, 2015 are in the table below:

Year Ended 31,
	2016	2015	Variance
Expenses
Consulting	124,652	181,589	(56,937)
Depreciation and amortization	146,946	279,527	(132,581)
Filing fees	45,172	25,016	20,156
Foreign exchange (gain	16,457	5,159	11,298
Interest and bank charges	2,698	2,383	315
Marketing	341,104	268,853	72,251
Office and miscellaneous	201,736	216,811	(15,075)
Professional fees	219,016	335,762	(116,746)
Research and development	1,137,422	1,203,716	(66,294)
Stock-based compensation	869,130	387,648	481,482
Travel	37,472	45,858	(8,386)
Wages and salaries	763,223	778,339	(15,116)
	(3,905,028)	(3,730,661)	(174,367)
Other Income (Expenses)
Fair value adjustment on warrants	1,.880,587	226,827	1,653,760
Other income	1,932	14,124	(12,192)
Interest income	809	1,581	(772)
	1,883,328	242,532	1,640,796
NET INCOME LOSS	(2,021,700)	(3,488,129)	1,466,429

As a result of the acquisitions of Natcore US and the Company’s operations in the United States, the Company and its financial results are exposed to fluctuations between the Canadian and United States dollars. The foreign exchange (gains) or loss present for the periods above, results from certain monetary items, primarily cash equivalents, being denominated in Canadian dollars Stock-based compensation relates to options granted under the Company’s stock option plan to directors, officers, employees and consultants. Compensation expense is recorded using the fair value method over the vesting periods of the options. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes Option Pricing Model.

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

Other Income (Expense)

Other income (expense) primarily consisted of gains and losses related to Natcore’s investment activities from its cash equivalent investments and other non- recurring items.

Operating (Loss)

Natcore did not have any sales revenue, consequently it generated only operating losses. Natcore’s operating expenses consisted of general and administrative expenses, wages and salaries expenses, research and development expenses, depreciation and amortization costs and stock-based compensation expenses discussed above.

B.        Liquidity and Capital Resources

The following table summarizes the Company’s cash flows by activity and cash on hand for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
Activity	2017 (Audited)	2016 (Audited)
Net cash used in operating activities	(1,545,191)	(2,346,474)
Net cash used in investigating activities	(1,548)	(3,542)
Net cash used in financing activities	1,579,878	1,851,747
Net increase (decrease) in cash	33,139	(498,269)
Cash at the beginning of the period	23,252	521,521
Cash at the end of the period	56,391	23,252

The Company reported working capital (deficit) of ($1,776,517) as of December 31, 2017 and ($1,469,472) at December 31, 2016. At December 31, 2017, the Company had cash of $56,391 compared to cash of $23,252 as of December 31, 2016. The increase in the deficit is the result of a net loss for operational expenses which is offset by proceeds of issuances of common stock shares. The Company is currently pursuing additional financing alternatives, including completing another private placement, to fund operations. Current assets excluding cash and cash equivalents at December 31, 2016 consisted of receivables of $12,071 and prepaid expenses of$55,187.

Current liabilities at December 31, 2017 consisted of accounts payable and accrued liabilities of $1,577,483 and the derivative financial liability of $267,077.

The following table summarizes the Company’s cash flows by activity and cash on hand for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
Activity	2016 (Audited)	2015 (Audited)
Net cash used in operating activities	(2,346,474)	(2,588,345)
Net cash used in investigating activities	(3,542)	(27,185)
Net cash used in financing activities	1,851,747	2,588,664
Net increase (decrease) in cash	(498,269)	(26,866)
Cash at the beginning of the period	521,521	548,387
Cash at the end of the period	23,252	521,521

The Company reported working capital (deficit) of ($1,469,472) as of December 31, 2016 and ($1,186,488) as of December 31, 2015. As of December 31, 2016, the Company had cash of $23,252 compared to cash of $521,521 as of December 31, 2015. The decrease is the result of a net loss for operational expenses which is offset by proceeds of issuances of common stock shares in 2016. The Company is currently pursuing additional financing alternatives, including completing another private placement, to fund operations.

Current assets excluding cash and cash equivalents at December 31, 2016 consisted of receivables of $12,071 and prepaid expenses of $55,187.

Current liabilities at December 31, 2016 consisted of accounts payable and accrued liabilities of $1,192,637 and the derivative financial liability of $367,345.

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

On January 27, 2015, Natcore announced that it had successfully used its proprietary advances in laser technology to produce an all-low-temperature laser-doped solar cell with all of its electrical contacts on the back of the cell. Eliminating the contacts from the cell increases output by a comparable amount. While other all- back-contact cells had been produced, those cells use high-temperature diffusion in their doping steps and highly complex multi-step patterning processes to apply the electrical contacts. The Natcore Foil Cell™, on the other hand, uses only high-speed, inexpensive laser processing to define the doping regions and the contacts.

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

On November 15, 2016, the Company announced it had achieved an efficiency of 19.4% in its latest demonstration solar cell by reducing resistance from laser- formed contacts. The laser-formed base contact is critical to the Natcore Foil Cell™, which is an all-back-contact cell that eliminates the need for high-cost silver in the production process by replacing it with low-cost aluminum. Higher resistance at this contact, as well as damage from the laser process, had been limiting the performance of the Company’s demonstration cells. Natcore scientists discovered a new laser-based contacting process that overcomes these issues. As a result, device efficiency increased by nearly 2% since June 2016 when the Company announced an efficiency of 17.5% (17.5% being roughly equivalent to typical commercial cells available as of that date). In 2015, the Company’s early proof-of-concept cells were delivering 4% efficiencies. Solar cells using Natcore’s new approach have an open-circuit voltage (Voc) of nearly 0.7V, pointing to the potential of significantly higher efficiencies.

On May 2, 2017, Natcore announced that it had achieved an efficiency of 20.7% in their latest demonstration solar cell.

As of December 31, 2017, the Company had 32 granted patents and 33 patents pending, including but not limited to the following:

Patent 7,999,176 - Expiration date: 5/18/2029

 Nanostructured solar cells

Improved photovoltaic devices and methods are disclosed. In one embodiment, an exemplary photovoltaic device includes a semiconductor layer and a light- responsive layer (which can be made, for example, of a semiconductor material) which form a junction, such as a p-n junction. The light-responsive layer can include a plurality of carbon nanostructures, such as carbon nanotubes, located therein. In many cases, the carbon nanostructures can provide a conductive pathway within the light-responsive layer. In other embodiments, exemplary photovoltaic devices include semiconductor nanostructures, which can take a variety of forms, in addition to the carbon nanostructures. Further embodiments include a wide variety of other configurations and features. Methods of fabricating photovoltaic devices are also disclosed.

Patent 8,431,818 - Expiration date: 5/5/2030

Solar cells and photodetectors with semiconducting nanostructures

Improved photovoltaic devices and methods are disclosed. In one embodiment, an exemplary photovoltaic device includes a semiconductor layer and a light- responsive layer (which can be made, for example, of a semiconductor material) which form a junction, such as a p-n junction. The light-responsive layer can include a plurality of carbon nanostructures, such as carbon nanotubes, located therein. In many cases, the carbon nanostructures can provide a conductive pathway within the light-responsive layer. In another embodiment, an exemplary photovoltaic device can include a light-responsive layer made of a semiconductor material in which is embedded a plurality of semiconducting carbon nanostructures (such as p-type single-wall carbon nanotubes). The interfaces between the semiconductor material and the semiconducting carbon nanostructures can form p-n junctions. In yet other embodiments, exemplary photovoltaic devices include semiconductor nanostructures, which can take a variety of forms, in addition to the carbon nanostructures. Further embodiments include a wide variety of other configurations and features. Methods of fabricating photovoltaic devices, as well as nanostructured photodetectors, as also disclosed.

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

Patent 7,718,550 - Expiration date: 1/16/2026

Method for Low Temperature Growth of Inorganic Materials from Solution Using Catalytic Growth and Re-growth

The present invention involves a method and apparatus for depositing a silicon oxide onto a substrate from solution at low temperatures in a manner that produces homogeneous growth of the silicon oxide. The method generally comprises the following steps: (a) chemically treating a substrate to activate it for growth of the silicon oxide, (b) immersing the treated substrate into a bath with a reactive solution, (c) regenerating the reactive solution to allow for continued growth of the silicon oxide. In another embodiment of the present invention, the apparatus includes a first container holding a reactive solution, a substrate on which the silicon oxide is deposited, a second container holding silica, and a means for adding silica to the reactive solution

Patent 7,253,014 - Expiration date: 11/19/2023

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission. A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising Cadmium Sulfide (CdS) or Cadmium Selenide (CdSe).

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

E.        Off-Balance Sheet Arrangements

As at December 31, 2017, the Company had not entered into any off-balance sheet arrangements.

F.        Tabular Disclosure of Contractual Obligations

	Total ($)	Less than 1 year	1-3 years	> 5 years
Contractual Obligations Operating lease	328,423	108,312	109,474	110,637
Contract payment obligations	440,000	220,000	220,000	-

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The following is a list of the Company’s directors and officers as of December 31, 2017. There are no family relationships between the directors and officers.

Name and Jurisdiction of Residence	Current Positions and Offices Held	Principal Occupations During Last Five Years	Date of Appointment as a Director or Officer	Number of Common Shares(1)
Charles Provini Florida, USA	Chief Executive Officer, President, Director	President and Chief Executive Officer of the Company and its predecessors from January 2003 to present; President of C.R. Provini & Co. Inc., a private consulting firm from July 1996 to present.	May 8, 2009	1,198,000
Brien Lundin Louisiana, USA	Director and Chairman	President of Jeffereon Direct Inc. (private consulting company) from November 2003 to present	May 8, 2009, as a director and September 30, 2013 as chairman	3,006,223(2)
John Calhoun Louisiana, USA	Director	President of Fort Hill Resources LLC (private consulting company) from December 1997 to present	May 8, 2009	640,900
Dennis Flood Ohio, USA	Chief Technology Officer	Chief Technology Officer for the Company from August 2010 to Present; President and CEO of North Coast Initiatives, Ltd. from May 2001 to Present (a private consulting firm providing management and technical services to photovoltaic (PV) energy conversion industry)	August 17, 2010	960,000(3)
Richard Childs New Jersey, USA	Chief Financial Officer	Self-employed (forensic accounting practice) from 2001 to present;	November 5, 2015	Nil
John Meekison(4) British Columbia, Canada	Former Director	Chief Financial Officer, iCo Therapeutics Inc., a biotech company developing drugs for eye diseases, March 2005 to present.	August 9, 2007	10,000(5)
Shauna Hartman(6) British Columbia, Canada	Former Corporate Secretary[6]	Solicitor at Armstrong Simpson from 2003 to present.	May 8, 2009	Nil
Notes:
(1)	Does not include options or warrants held by directors and officers of the Company.
(2)

This figure includes 1,906,223 shares held directly by Mr. Lundin and 1,100,000 shares held by Jefferson Financial Inc., which Mr. Lundin has discretionary voting and investment authority over securities held by Jefferson Financial Inc.

(3)	These shares are held by North Coast Initiatives Ltd., which Mr. Flood has discretionary voting and investment authority over securities held by North Coast Initiatives Ltd.
(4)	Mr. Meekison resigned on May 5, 2017.
(5)	These shares are held indirectly through Mr. Meekison’s spouse, Tanya Nundahl.
(6)	Ms. Hartman resigned on March 1, 2017.

There are no loans or debentures due to or from the directors, management, promoters and principal holders of the Company.

As of the date of this annual report, the Company’s directors and officers, as a group, owned or had control or direction over, directly or indirectly, 5,815,123 of the Common Shares representing approximately 6.6% of the outstanding Common Shares.

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

B.        Compensation

Summary Compensation Table

Years Ended December 31, 2017, 2016, 2015, 2014, and 2013
Name and Principal Position	Period Ended Dec. 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pensions value ($)	All other compensation ($)	Total Compensation
Charles Provini President/Chief Executive Officer	2017	218,284	Nil	Nil	Nil	Nil	Nil	60,000	278,284
	2016	275,000	Nil	65,588	Nil	Nil	Nil	60,000	400,588
	2015	275,000	Nil	102,000	Nil	Nil	Nil	60,000	437,000
	2014	275,000	Nil	Nil	Nil	Nil	Nil	60,000	335,000
	2013	275,000	Nil	Nil	Nil	Nil	Nil	60,000	335,000
Richard Childs Chief Financial Officer	2017	Nil	Nil	Nil	Nil	Nil	Nil	48,000	48,000
	2016	Nil	Nil	Nil	Nil	Nil	Nil	48,000	48,000
	2015	Nil	Nil	Nil	Nil	Nil	Nil	6,000	6,000
	2014	Nil	Nil	Nil	Nil	Nil	Nil	3,000	3,000
	2013	Nil	Nil	Nil	Nil	Nil	Nil	10,000	10,000
Brian Zucker Former Chief Financial Officer	2017	40,900	Nil	Nil	Nil	Nil	Nil	Nil	40,900
	2016	48,000	Nil	9,404	Nil	Nil	Nil	Nil	57,404
	2015	48,000	Nil	Nil	Nil	Nil	Nil	Nil	48,000
	2014	48,000	Nil	18,300	Nil	Nil	Nil	Nil	66,300
	2013	48,000	12,450	Nil	Nil	Nil	Nil	Nil	60,450
	2012	48,000	Nil	Nil	Nil	Nil	Nil	Nil	48,000
John Meekison Former Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	65,588	Nil	Nil	Nil	Nil	65,588
	2015	Nil	Nil	102,000	Nil	Nil	Nil	40,000	142,000
	2014	Nil	Nil	Nil	Nil	Nil	Nil	40,000	48,000
	2013	Nil	Nil	Nil	Nil	Nil	Nil	28,000	28,000
Dennis Flood Chief Technology Officer	2017	43,273	Nil	Nil	Nil	Nil	Nil	Nil	43,273
	2016	82,500	Nil	Nil	Nil	Nil	Nil	Nil	90,823
	2015	82,500	Nil	Nil	Nil	Nil	Nil	Nil	142,000
	2014	165,000	Nil	Nil	Nil	Nil	Nil	Nil	48,000
	2013	165,000	Nil	Nil	Nil	Nil	Nil	Nil	28,000

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

The following table sets forth the details of all awards outstanding as at December 31, 2017 including awards granted prior to the most recently completed financial year to the Named Executive Officers (“NEOs”). Values expressed in Canadian (CDN$).

Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the- Money Options (CDN$)	Number of Shares or Units of Shares That have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (CDN$)
Charles Provini President/Chief Executive Officer	300,000	0.20	December 9, 2021	Nil	Nil	Nil
	350,000	0.40	January 13, 2021	Nil	Nil	Nil
	300,000	0.58	April 30, 2010	Nil	Nil	Nil
Brian Zucker Former Chief Financial Officer	90,000	0.20	December 9, 2021	Nil	Nil	Nil
	20,000	0.80	January 4, 2018
	10,000	1.08	January, 2019
	10,000	0.75	December 17, 2019
	10,000	0.40	January 13, 2021
John Meekison Former Director	300,000	0.20	December 9, 2021	Nil	Nil	Nil
	286,500	0.58	April 30, 2020
	195,000	0.40	January 13, 2021
Dennis Flood Chief Technology Officer	90,000	0.20	December 9, 2021	Nil	Nil	Nil

Value Vested or Earned During the Twelve Months Ended December 31, 2017

Name and Principal Position	Value of Unexercised In- the-Money Options (CDN$)	Number of Shares or Units of Shares That have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (CDN$)
Charles Provini	Nil	Nil	Nil
President/Chief Executive Officer
Richard Childs	Nil	Nil	Nil
Chief Financial Officer
John Meekison	Nil	Nil	Nil
Former Director
Dennis Flood	Nil	Nil	Nil
Chief Technology Officer

Options-based Awards Exercised During the Twelve Months Ended December 31, 2017

Name and Principal Position	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)
Charles Provini	Nil	N/A	N/A	Nil
President/Chief Executive Officer
Richard Childs	Nil	N/A	N/A	Nil
Chief Financial Officer
John Meekison	Nil	N/A	N/A	Nil
Former Director
Dennis Flood	Nil	N/A	N/A	Nil
Chief Technology Officer

Option-based Awards Granted During the Twelve Months Ended December 31, 2017

Name and Principal Position	Date of Grant (m/d/y)	Number of Option-Based Awards Granted ($)	Exercise Price ($)	Expiry Date (m/d/y)
Charles Provini	N/A	Nil	N/A	N/A
President/Chief Executive Officer
Richard Childs	N/A	Nil	N/A	N/A
Chief Financial Officer
John Meekison	N/A	Nil	N/A	N/A
Former Director
Dennis Flood	N/A	Nil	N/A	N/A
Chief Technology Officer

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

Compensation of Directors

The following table sets forth all amounts of compensation provided to directors who were not NEOs of the Company duringthe twelve months ended December 31, 2017.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pensions Value ($)	All Other Compensation ($)	Total Compensation
John Calhoun	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brien Lundin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company as of December 31, 2017 including awards granted prior to the most recently completed financial year to each of the Directors of the Company who were not Named Executive Officers.

Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the- Money Options (CDN$)	Number of Shares or Units of Shares That have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (CDN$)
John Calhoun	Nil	N/A	N/A	Nil	Nil	Nil
Brien Lundin	Nil	N/A	N/A	Nil	Nil	Nil

Value Vested or Earned During the Twelve Months Ended December 31, 2017

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Calhoun	Nil	Nil	Nil
Brien Lundin	Nil	Nil	Nil

Option-based Awards Exercised During the Twelve Months Ended December 31, 2017

Name	Securities Acquire on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y/)	Aggregate Value Realized ($)
John Calhoun	Nil	N/A	N/A	Nil
Brien Lundin	Nil	N/A	N/A	Nil

Option-based Awards Granted During the Twelve Months Ended December 31, 2017

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted (#)	Exercise Price ($)	Expiry Date (m/d/y)
John Calhoun	N/A	Nil	N/A	N/A
Brien Lundin	N/A	Nil	N/A	N/A

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan that the Company has in place is its stock option plan (the “Plan”), which was previously adopted by the Company. As of December 31, 2017 the Stock Option Plan reserves a maximum of 14,782,720 Common Shares for issuance upon the exercise of options. Options granted under the Stock Option Plan will comply with the rules and regulations of the Exchange regarding share incentive arrangements.

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

Equity Compensation Plan Information as of December 31, 2017

Name	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,105,000	CAD$0.42	8,677,720
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	6,105,000	CAD$0.42	8,677,720

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

a)

have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the “Auditors”) who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

b)	review with the Auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;
c)

review information, including written statements from the Auditors, concerning any relationships between the Auditors and the Company, or any other relationships that may adversely affect the independence of the Auditors and assess the independence of the Auditors;

d)

review and discuss with management and the Auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions (“MD&A”), including a discussion with the Auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

e)	review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;
f)

pre-approve all auditing services and non-audit services provided to the Company by the Auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the Auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

g)	evaluate the external Auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;
h)	periodically review the adequacy of the Company’s internal controls and ensure that such internal controls are effective;
i)

review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the Auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

j)	oversee and annually review the Company’s Code of Business Conduct and Ethics;
k)	approve material contracts where the Board of Directors determines that it has a conflict;
l)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;
m)

where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company’s expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

n)

satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

o)	review and monitor all related party transactions which may be entered into by the Company; and
p)	periodically review the adequacy of its charter and recommending any changes thereto to the Board.

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

As at the date of this Information Management section and within the ten years before the date of this Information Management section, no proposed director:

a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:
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

•

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has within 10 years before the date of the Information Management section became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

D.        Employees

	December 31, 2017	December 31, 2016	December 31, 2015
Research Employees	6	6	5
Administrative Employees	7	7	7

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

E.        Share Ownership

(a)	The direct and indirect shareholdings of the Company’s Directors and Officers as at June 8, 2018 were as follows:

Name and Municipality of Principal Residence	Positions held with the Issuer	Number of Common Shares, Options and Warrants(1)(3)
Charles Provini, Delray Beach, Florida, USA	Director, President and CEO	1,198,000 common shares 900,000 options
John Meekison, Vancouver B.C., Canada	Former Director(2)	10,000 common shares 481,500 options
Brien Lundin, Metairie, LA, USA	Director	3,006,223 common shares 950,000 options 20,000 warrants
John Calhoun, New Orleans, LA, USA	Director	640,900 common shares, 300,000 options 547,500 warrants
Dennis Flood, Columbus, OH, USA	Chief Technology Officer	960,000 common shares 149, 895 warrants

Notes:
(1)	All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.
(2)	Mr. Meekison resigned on May 5, 2017.
(3)	The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

As of the date of this annual report, the Company’s directors and officers, as a group, owned or had control or direction over, directly or indirectly, 5,815,123of the Common Shares representing approximately 6.6% of the outstanding Common Shares.

(b)	Share purchase options outstanding

See Item 6.B as well as Item 6.E of this annual report.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employes – E. Share Ownership.”

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

Related Party Balances

As of December 31, 2017 and December 31, 2016, $598,285 and $318,685, respectively, owed to directors, officers, and companies controlled by directors has been included in trade payables and accrued liabilities.

Key Management Personnel Compensation

	Years Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Administrative Fees	60,000	60,000	60,000
Consulting	48,000	48,000	100,200
Wages and benefits	512,490	587,041	558,320
Stock-based compensation	40,211	933,616	239,875
	660,701	1,628,657	958,395

C.        Interests of Experts and Counsel

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

This annual report contains the audited Consolidated Financial Statements which comprise the consolidated statements of: financial position as at December 31, 2017 and December 31, 2016, and the consolidated statements of comprehensive loss, consolidated statement of changes in equity (deficit) and consolidated statements of cash flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

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

ITEM 9 – THE OFFERING AND LISTING

A.        Offering and Listing Details

The Company’s common stock is quoted on the TSX Venture Exchange under the ticker symbol “NXT” and on the OTCQB marketplace under symbol “NTCXF.”

Trading Price and Volume

The high and low market prices expressed in Canadian dollar on the TSX Venture Exchange for the Company’s common shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:

TSX Venture Exchange
(Canadian Dollars)

Last Six Months	High	Low
May 2018	0.160	0.100
April 2018	0.230	0.100
March 2018	0.220	0.040
February 2018	0.070	0.050
January 2018	0.090	0.060
December 2017	0.090	0.050

2017
Fourth Quarter ended December 31, 2017	0.110	0.050
Third Quarter ended September 30, 2017	0.160	0.080
Second Quarter ended June 30, 2017	0.200	0.140
First Quarter ended March 31, 2017	0.370	0.120

2016
Fourth Quarter ended December 31, 2016	0.34	0.14
Third Quarter ended September 30, 2016	0.54	0.24
Second Quarter ended June 30, 2016	0.66	0.39
First Quarter ended March 31, 2016	0.69	0.36

2015
Fourth Quarter ended December 31, 2015	0.6	0.3
Third Quarter ended September 30, 2015	0.8	0.44
Second Quarter ended June 30, 2015	0.83	0.48
First Quarter ended March 31, 2015	0.91	0.43

2014
Fourth Quarter ended December 31, 2014	0.74	0.43
Third Quarter ended September 30, 2014	0.96	0.56
Second Quarter ended June 30, 2014	1.03	0.72
First Quarter ended March 31, 2014	1.21	0.84

Last Five Fiscal Years
2017	0.370	0.050
2016	0.69	0.14
2015	0.91	0.30
2014	1.21	0.43
2013	1.39	0.55

ITEM 10 – ADDITIONAL INFORMATION

A.        Share Capital

Not Applicable

B.        Articles and By-laws

The Company incorporates by reference into this annual report the description of its Articles contained in its F-1 registration statement (File No. 333-206666), as amended, as exhibit 3.1 initially filed with the SEC on August 31, 2015.

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

  Bank and other financial institutions,
  Insurance companies,
  Traders and dealers in securities, or
  Tax-exempt organizations or entities.

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

This summary is not and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Prospective U.S. Holders should consult their own tax advisors regarding the Canadian tax consequences to them of purchasing, owning and disposing of common shares in their particular circumstances

Dividends

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

  banks and other financial institutions;
  insurance companies;
  regulated investment companies;
  real estate investment trusts;
  dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;
  U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;
  U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
  U.S. Holders liable for the alternative minimum tax;
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

  a citizen or individual resident of the United States;
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

Taxation of distributions

Distributions paid on common shares will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non- taxable return of capital, thereby reducing such U.S. Holder’s adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short- term capital gain depending upon whether the U.S. Holder has held common shares for more than one year as of the time such distribution is received. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of the Company’s shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Sale or other taxable disposition of shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long- term capital gain or loss if a U.S. Holder held common shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

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

F.        Dividends and Paying Agents

Not Applicable

G.        Statement by Experts

Not Applicable

H.        Documents on Display

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, the Company is required to file reports and other information with the SEC. Specifically, the Company is required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC- 0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.        Subsidiary Information

For a listing of the Company’s subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2017:

	Within One Year	Between One and Fiver Years	More Than Five Years
Trade Payables and Accrued Liabilities ($)	1,777,483	—	—

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars

	December 31, 2017	December 31, 2016
Cash and cash equivalents ($)	—	21,933
Trade payables and accrued liabilities ($)	(232,147)	(140,756)
Net ($)	(232,147)	(118,823)

Based on the above net exposures, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $2,321 and $1,188 at December 31, 2017 and 2016, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would not have a significant impact on the Company’s net loss.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 – CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, being December 31, 2017. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

B.        Management’s Annual Report on Internal Control Over Financing Reporting (“ICOFR”)

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2017. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at December 31, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.        Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report; the Dodd-Frank Act permits a “non- accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting and (ii) as the Company qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

D.        Changes in Internal Controls Over Financial Reporting

During the period ended December 31, 2017, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B – CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees. A copy of the Company’s code of ethics is posted in the “Corporate Governance” section of the Natcore Technology, Inc. website, and may be viewed at http://www.natcoresolar.com/corporate/corporate-governance/. The Company will also provide a hard copy of its code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, Natcore Technology, Inc., 189 N. West Street, Rochester, NY 14604-1163. No waivers of the Company’s code of ethics were granted to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions during the fiscal year ended December 2016

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit committee has reviewed the nature and amount of the services provided by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton LaBonte LLP for audit services in the last two fiscal years are outlined below:

Financial Year Ended	Audit Fees(1) ($)	Audit Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees(4) ($)
2017	21,420	Nil	3,150	Nil
2016	28,500	Nil	3,150	Nil

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

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company is relying on the exemptions provided for in Section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of certain of its reporting obligations under NI 52-110.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor, to the Company’s knowledge, any affiliated purchaser has made any purchases of the Company’s registered shares during the last financial year.

ITEM 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G – CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable

PART III

ITEM 17 – FINANCIAL STATEMENTS

See Item 18

ITEM 18 – FINANCIAL STATEMENTS

The financial statements and schedules appear on pages F-1 through F-26 of this Annual Report and are incorporated herein by reference.

ITEM 19 – EXHIBITS

A.        Financial Statements and Notes

See Pages F1 – F26.

B.        Exhibit List

Exhibit No.	Description
1.1	Articles of Syracuse Capital Corp. (1)
4.1	Employment contracts/executive employment agreements (1)
4.2	License Agreement between Natcore and William Marsh Rice University, dated March 31, 2004 (1)
4.3	Amendment to License Agreement between Natcore and William Marsh Rice University, dated July 29, 2008 (1)
4.4	Sponsored Research Agreement between Natcore and William Marsh Rice University, dated September 1, 2009 (1)
4.5	Amendment to License Agreement between Natcore and William Marsh Rice University, dated May 10, 2012 (1)
4.6	License Agreement between Alliance for Sustainable Energy, LLC and Natcore, dated January 5, 2012 (1)
4.7	Amendment to License Agreement between Alliance for Sustainable Energy, LLC and Natcore, dated July 27, 2012 (1)
4.8	Amendment to License Agreement between Alliance for Sustainable Energy, LLC and Natcore, dated January 22, 2014 (1)
4.9	Cooperative Joint Venture Contract between Zhuzhou Hexing Industrial Company and Natcore Asia Technology, Limited (Chinese Version), dated September 21, 2010 (1)

4.10	Cooperative Joint Venture Contract between Zhuzhou Hexing Industrial Company and Natcore Asia Technology, Limited (English Version), dated September 21, 2010 (1)
4.11	Investment Agreement between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP, dated August 21, 2015 (1)
4.12	Registration Rights Agreement between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP, dated August 21, 2015 (1)
12.1	Section 302(a) Certification of CEO (*)
12.2	Section 302(a) Certification of CFO (*)
13.1	Section 906 Certifications of CEO and CFO (*)
Notes:
(*)	Filed herewith.
(1)	Filed as an exhibit to our registration statement on Form F-1 as field with the SEC on September 25, 2015 and incorporated herein by reference.

NATCORE TECHNOLOGY INC.
Consolidated Financial Statements
For Years Ended December 31, 2017 and 2016

Expressed in United States Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Natcore Technology Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Natcore Technology Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which indicates that the Company has incurred recurring losses and has a cumulative deficit of $23,213,638. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ DMCL LLP

We have served as the Company’s auditor since 2007.
Vancouver, Canada
May 2, 2018

Natcore Technology Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents	4	$56,391	$23,252
Receivables	5	4,084	12,071
Prepaid expenses		7,568	55,187
		68,043	90,510
Non-current assets
Equipment	6	149,601	223,325
TOTAL ASSETS		$217,644	$313,835

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7, 12	$1,577,483	$1,192,636
Derivative liability	8	267,077	367,346
TOTAL LIABILITIES		1,844,560	1,559,982

DEFICIT
Share capital	9	17,213,591	16,417,322
Share-based payment reserve	9, 10	4,373,131	4,275,173
Accumulated deficit		(23,213,638)	(21,938,642)
TOTAL DEFICIT		(1,626,916)	(1,246,147)
TOTAL LIABILITIES AND DEFICIT		$217,644	$313,835

Nature and continuance of operations	1
Commitments	14
Subsequent events	17

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”
– Director	– Director

The accompanying notes are an integral part of these consolidated financial statements.	3

Natcore Technology Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)

			For the Years Ended
			December 31,
	Notes	2017	2016	2015

Expenses
Consulting		$132,936	$124,652	$181,589
Depreciation and amortization	6	75,272	146,946	279,527
Filing Fees		26,278	45,172	25,016
Foreign exchange loss		1,457	16,457	5,159
Interest and bank charges		7,804	2,698	2,383
Marketing		76,582	341,104	268,853
Office and other operational expenses		191,766	201,736	216,811
Professional fees		81,589	219,016	335,762
Research and development	16	861,947	1,137,422	1,203,716
Stock-based compensation	9, 12	67,599	869,130	387,648
Travel		22,231	37,472	45,858
Wages and salaries	12	615,331	763,223	778,339
		2,160,792	3,905,028	3,730,661
Other income
Fair value adjustment on warrants	8	885,673	1,880,587	226,827
Other income		123	1,932	14,124
Interest income		-	809	1,581

Net and comprehensive loss for the year		$(1,274,996)	$(2,021,700)	$(3,488,129)

Loss per share – basic and diluted		$(0.02)	$(0.03)	$(0.07)

Weighted average number of shares outstanding – basic and diluted		71,014,878	60,007,618	51,329,138

The accompanying notes are an integral part of these consolidated financial statements.	4

Natcore Technology Inc.
Consolidated Statement of Changes in Equity (Deficit)
(Expressed in United States Dollars)

		Share capital
				Share-based	Share
		Number of		payment	subscriptions
	Notes	shares	Amount	reserve	received	Deficit	Total

Balance at January 1, 2015		47,861,502	$13,977,256	$2,956,964	$313,874	$(16,428,813)	$819,281
Comprehensive loss for the year		-	-	-	-	(3,488,129)	(3,488,129)
Shares issued for services		325,000	111,764	-	-	-	111,764
Stock-based compensation		-	-	387,648	-	-	387,648
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		8,146,745	3,017,290	-	(313,874)	-	2,703,416
Derivative liability – warrants issued		-	(1,237,161)	-			(1,237,161)
Issuance costs – finders’ warrants		-	(31,098)	31,098	-	-	-
Issuance costs – cash		-	(147,680)	-	-	-	(147,680)
Subscriptions received		-	-	-	31,102	-	31,102
Balance at December 31, 2015		56,333,247	15,690,371	3,375,710	31,102	(19,916,942)	(819,759)
Comprehensive loss for the year		-	-	-	-	(2,021,700)	(2,021,700)
Stock-based compensation	9	-	-	869,130	-	-	869,130
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	9	8,095,055	1,968,209	-	(31,102)	-	1,937,107
Shares issued for services	9	400,000	124,000	-	-	-	124,000
Shares issued for cash- options exercise	9	38,500	24,381	(10,699)	-	-	13,682
Derivative liability – warrants issued	9	-	(1,112,776)	-			(1,112,776)
Issuance costs – finders’ warrants	9	-	(41,032)	41,032	-	-	-
Issuance costs – cash	9	-	(235,831)	-	-	-	(235,831)
Balance at December 31, 2016		64,866,802	16,417,322	4,275,173	-	(21,938,642)	(1,246,147)
Comprehensive loss for the period		-	-	-	-	(1,307,112)	(1,307,112)
Stock-based compensation	9	-	-	67,599	-	-	67,599
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placements	9	12,651,633	1,645,457	-	-	-	1,645,457
Shares issued for cash – options exercise	9	130,000	65,618	(26,008)	-	-	39,610
Shares issued for cash – warrants exercise	9	375,000	97,253	-	-	-	97,253
Derivative liability – warrants issued	9	-	(813,126)	-	-	-	(813,126)
Shares issued for services	9	140,000	32,155	-	-	-	32,155
Issuance costs – finder’s warrants	9	-	(56,367)	56,367	-	-	-
Issuance costs – cash	9	-	(174,721)	-	-	-	(174,721)

Balance at December 31, 2017		78,163,435	$17,213,591	$4,373,131	$-	$(23,213,638)	$(1,626,916)

The accompanying notes are an integral part of these consolidated financial statements.	5

Natcore Technology Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

		For the Years Ended
		December 31,

	2017	2016	2015

Operating Activities
Net loss	$(1,274,996)	$(2,021,700)	$(3,488,129)
Adjustments for non-cash items:
Depreciation and amortization	75,272	146,946	279,527
Fair value adjustment on warrants	(885,673)	(1,880,588)	(226,827)
Stock-based compensation	67,599	869,130	387,648
Shares issued for services	32,155	-	111,764
Changes in non-cash working capital items:
Receivables	7,987	(1,188)	(4,944)
Prepaid expenses	47,619	92,889	(87,681)
Trade payables and accrued liabilities	384,846	448,037	440,297
Net cash flows used in operating activities	(1,545,191)	(2,346,474)	(2,588,345)

Investing Activities
Expenditures on equipment	(1,548)	(3,542)	(27,185)
Net cash flows used in investing activities	(1,548)	(3,542)	(27,185)

Financing Activities
Subscriptions received for pending private placement	-	-	31,102
Proceeds on issuance of common shares – exercise of options	39,610	13,682	-
Proceeds on issuance of common shares – exercise of warrants	69,532	-	-
Proceeds on issuance of common shares – net of issuance costs	1,470,736	1,838,065	2,557,562
Net cash flows provided by financing activities	1,579,878	1,851,747	2,588,644
Increase (decrease) in cash and cash equivalents	33,139	(498,269)	(26,866)
Cash and cash equivalents, beginning	23,252	521,521	548,387
Cash and cash equivalents, ending	$56,391	$23,252	$521,521

The accompanying notes are an integral part of these consolidated financial statements.	6

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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

The Company’s head office address is 189 North Water Street, Suite 700, Rochester, NY 14604-1163. The Company’s registered office is 2080 - 777 Hornby Street, Vancouver British Columbia V6Z 1S4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of December 31, 2017 the Company has had recurring losses from operations and a cumulative deficit of $23,213,638. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

2. Significant Accounting Policies and Basis of Preparation

Statement of Compliance with International Financial Reporting Standards

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRB") issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on May 2, 2018.

Basis of Preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Details of controlled entities are as follows:

		Percentage Owned*
	Jurisdiction
	of	December	December
	Incorporation	31, 2017	31,2016
Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc.	United States	100%	100%
Natcore Asia Technology, Limited	Hong Kong	100%	100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

2. Significant Accounting Policies and Basis of Preparation (continued)

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
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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

At December 31, 2017 and 2016, the Company has not recognized any internally-generated intangible assets.

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
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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

4. Cash and Cash Equivalents

	December 31,	December 31,
	2017	2016
Cash at Bank	$56,391	$23,252

5. Receivables

	December 31,	December 31,
	2017	2016
GST receivable	$4,084	$12,071
	$4,084	$12,071

6. Equipment

	Furniture and
	Office	Production
	Equipment	Equipment	Total
Cost:
At December 31, 2015	$360,742	$932,808	$1,293,550
Additions	2,708	834	3,542
At December 31, 2016	363,450	933,642	1,297,092
Depreciation:
At December 31, 2015	342,512	584,309	926,821
Charge for the Period	6,988	139,958	146,946
At December 31, 2016	349,500	724,267	1,073,767
Net Book Value:
At December 31, 2016	$13,950	$209,375	$223,325

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

6. Equipment (continued)

Cost:
At December 31, 2016	$363,450	$933,642	$1,297,092
Additions	-	1,548	1,548
At December 31, 2017	363,450	935,190	1,298,640
Depreciation:
At December 31, 2016	349,500	724,267	1,073,767
Charge for the Period	4,707	70,565	75,272
At December 31, 2017	354,207	794,832	1,149,039
Net Book Value:
At December 31, 2017	$9,243	$140,358	$149,601

7. Trade Payables and Accrued Liabilities

	December 31,	December 31,
	2017	2016
Trade Payables and Accrued Liabilities	$1,577,483	$1,192,636

8. Derivative Financial Liability

	Year Ended	Year Ended
	December 31,	December 31,
	2017	2016
Balance, Beginning	$367,346	$1,135,157
Fair value of warrants issued during the year	813,126	1,112,776
Fair value of warrants exercised during the year	(27,722)	-
Change in fair value of warrants outstanding	(885,673)	(1,880,587)
Balance, Ending	$267,077	$367,346

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

8. Derivative Financial Liability (continued)

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

		Number of		Number of
		Warrants	Fair Value at	Warrants
		Outstanding at	December	Outstanding at	Fair Value at
	Exercise	December 31,	31,	December 31,	December 31,
Expiration Date	Price	2017	2017	2016	2016
	CDN $		US $		US $
July 20, 2017	0.90	-	-	3,840,700	574
January 21, 2018	0.70	1,352,062	-	1,352,062	3,497
April 14, 2018	0.95	1,200,050	-	1,200,050	4,028
April 27, 2018	0.95	397,000	-	397,000	1,506
July 23, 2018	0.74	1,000,000	20	1,000,000	8,052
July 31, 2018	0.74	822,000	18	822,000	6,650
November 30, 2018	0.55	1,694,444	609	1,694,444	26,938
December 18, 2018	0.55	1,681,189	1,254	1,681,189	27,987
February 2, 2019	0.55	273,058	309	273,058	6,144
March 17, 2019	0.55	2,244,497	2,132	2,244,497	53,241
June 28, 2019	0.55	1,000,000	2,930	1,000,000	26,377
July 28, 2019	0.55	1,000,000	3,155	1,000,000	29,049
September 16, 2019	0.55	650,000	3,471	650,000	23,768
November 2, 2019	0.30	1,000,000	8,955	1,000,000	49,316
November 22, 2019	0.30	427,500	3,899	427,500	20,328
December 5, 2019	0.25	1,000,000	11,201	1,000,000	53,205
December 14, 2019	0.25	500,000	5,651	500,000	26,686
January 9, 2020	0.25	646,800	6,247	-	-
February 3, 2020	0.40	650,000	4,696	-	-
March 17, 2020	0.25	900,000	11,315	-	-
April 11, 2020	0.25	1,030,000	13,070	-	-
May 13, 2020	0.27	500,000	6,067	-	-
June 14, 2020	0.24	1,250,000	18,968	-	-
July 11, 2020	0.24	650,000	10,424	-	-
July 26, 2020	0.24	900,000	14,649	-	-
August 9, 2020	0.24	1,000,000	19,648	-	-
September 12, 2020	0.24	500,000	10,093	-	-
October 16, 2020	0.24	1,250,000	30,078	-	-
November 24, 2020	0.24	1,449,833	35,227	-	-
December 27, 2020	0.19	1,550,000	42,991	-	-
		28,518,433	267,077	20,082,500	367,346

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions.

•	The stock price was based upon the publicly traded price at the time of issuance;

•	The risk-free interest rate assumption is based on the government of Canada marketable bonds for a period consistent with the expected term of the option in effect at the time of the grant;

•	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%;

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

8. Derivative Financial Liability (continued)

•	The expected life of the warrants was estimated to be 75% of the remaining contractual term which is based on the historical exercise patterns of warrant holders; and

•	The expected volatility was based off of the historical trading prices of the Company’s common stock price over a period equivalent to the expected life of the warrants.

The fair values of these warrants as of December 31, 2017 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range
Expected volatility	96% - 100%
Expected life	0.04 - 2.24 years
Dividends	0.00%
Risk-free interest rate	0.65%

The fair values of these warrants as of December 31, 2016 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range
Expected volatility	86% - 95%
Expected life	0.41 - 2.22 years
Dividends	0.00%
Risk-free interest rate	0.74%

9. Share Capital

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

At December 31, 2017 and 2016, there were 78,163,435 and 64,866,802, respectively, issued and fully paid common shares.

Private Placements

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

In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $622,166 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $489,252 and included in derivative liability (Note 8). The Company paid finders’ fees of $6,150 and incurred other share issue costs of $3,276. The Company also issued 23,450 finders’ warrants with a fair value of $5,112 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

In June 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $305,421 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $167,222 and included in derivative liability (Note 8). The Company paid finders’ fees of $10,000. The Company also issued 70,000 finders’ warrants with a fair value of $10,940 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In July 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $303,630 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants with a fair value of $9,841 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In September 2016, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.36 per unit for gross proceeds of $177,048 (CDN$234,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 45,500 finders’ warrants with a fair value of $5,333 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In November 2016, the Company completed a non-brokered private placement and issued 1,427,500 units at a price of CDN$0.23 per unit for gross proceeds of $244,966 (CDN$328,325). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants with a fair value of $7,801 in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.

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

For the year ended December 31, 2016, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range
Expected volatility	86% - 95%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0.45% - 0.80%

In January 2017, the Company completed a non-brokered private placement and issued 1,021,800 units at a price of CDN$0.21 per unit for gross proceeds of $162,030 (CDN$214,578). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants with a fair value of $7,139 in connection with this private placement exercisable at a price of CAD$0.25 per share for a period of three years from the date of closing.

In February 2017, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.34 per unit for gross proceeds of $169,195 (CDN$221,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.40 per share for a period of three years from the date of closing. The Company also issued 45,500 finders’ warrants with a fair value of $4,894 in connection with this private placement exercisable at a price of CAD$0.40 per share for a period of three years from the date of closing.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

9. Share Capital (continued)

Private Placements (continued)

In March 2017, the Company completed a non-brokered private placement and issued 900,000 units at a price of CDN$0.19 per unit for gross proceeds of $128,077 (CDN$171,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing. The Company also issued 63,000 finders’ warrants with a fair value of $5,714 in connection with this private placement exercisable at a price of CAD$0.25 per share for a period of three years from the date of closing.

In April 2017, the Company completed a non-brokered private placement and issued 1,030,000 units at a price of CDN$0.19 per unit for gross proceeds of $146,186 (CDN$195,700). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.25 per share for a period of three years from the date of closing. The Company also issued 72,100 finders’ warrants with a fair value of $4,543 in connection with this private placement exercisable at a price of CAD$0.25 per share for a period of three years from the date of closing.

In May 2017, the Company completed a non-brokered private placement and issued 500,000 units at a price of CDN$0.21 per unit for gross proceeds of $76,603 (CDN$105,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.27 per share for a period of three years from the date of closing. The Company also issued 35,000 finders’ warrants with a fair value of $3,414 in connection with this private placement exercisable at a price of CAD$0.27 per share for a period of three years from the date of closing.

In June 2017, the Company completed a non-brokered private placement and issued 1,250,000 units at a price of CDN$0.19 per unit for gross proceeds of $179,955 (CDN$237,500). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.24 per share for a period of three years from the date of closing. The Company also issued 87,500 finders’ warrants with a fair value of $6,505 in connection with this private placement exercisable at a price of CAD$0.24 per share for a period of three years from the date of closing.

In July 2017, the Company completed a non-brokered private placement and issued 650,000 and 900,000 units at a price of CDN$0.19 per unit for gross proceeds of $95,565 (CDN$123,500) and $136,732 (CDN$171,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.24 per share for a period of three years from the date of closing. The Company also issued 45,500 and 63,000 finders’ warrants with a fair value of $3,472 and $4,260 in connection with this private placement exercisable at a price of CAD$0.24 per share for a period of three years from the date of closing.

In August 2017, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.15 per unit for gross proceeds of $118,007 (CDN$150,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.19 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants with a fair value of $5,192 in connection with this private placement exercisable at a price of CAD$0.19 per share for a period of three years from the date of closing

In September 2017, the Company completed a non-brokered private placement and issued 500,000 units at a price of CDN$0.15 per unit for gross proceeds of $61,687 (CDN$75,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.19 per share for a period of three years from the date of closing. The Company also issued 35,000 finders’ warrants with a fair value of $1,898 in connection with this private placement exercisable at a price of CAD$0.24 per share for a period of three years from the date of closing.

In October 2017, the Company completed a non-brokered private placement and issued 1,250,000 units at a price of CDN$0.12 per unit for gross proceeds of $119,736 (CDN$150,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.15 per share for a period of three years from the date of closing. The Company also issued 87,500 finders’ warrants with a fair value of $3,392 in connection with this private placement exercisable at a price of CAD$0.15 per share for a period of three years from the date of closing.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

9. Share Capital (continued)

Private Placements (continued)

In November 2017, the Company completed a non-brokered private placement and issued 1,449,833 units at a price of CDN$0.12 per unit for gross proceeds of $136,996 (CDN$173,980). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.15 per share for a period of three years from the date of closing. The Company also issued 87,500 finders’ warrants with a fair value of $2,913 in connection with this private placement exercisable at a price of CAD$0.15 per share for a period of three years from the date of closing.

In December 2017, the Company completed a non-brokered private placement and issued 1,550,000 units at a price of CDN$0.10 per unit for gross proceeds of $114,688 (CDN$147,250). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.12 per share for a period of three years from the date of closing. The Company also issued 108,500 finders’ warrants with a fair value of $3,031 in connection with this private placement exercisable at a price of CAD$0.12 per share for a period of three years from the date of closing.

The Company incurred cash shares issuance costs of $174,721 in connection with the private placements completed during the year ended December 31, 2017.

For the year ended December 31, 2017, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range
Expected volatility	93% - 99%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0.65% - 0.80%

Shares Issued For Services

In July 2016, the Company issued 400,000 shares of common stock for professional services. The fair value of the shares was $124,000

In February 2017, the Company issued 140,000 shares for services at a value of $0.23 per share for a total cost of $32,155.

Basic and Diluted Loss Per Share

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

9. Share Capital (continued)

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

During the years ended December 31, 2017 and 2016, the Company recorded stock-based compensation expense of $67,599 and $869,130, respectively.

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

On December 30, 2016, the Company granted 1,830,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.18 and expire December 30, 2021. The options had a grant date fair value of $54,561 (CDN$73,250) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.11%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

In January 2017, an option holder exercised 130,000 options for proceeds of $39,610 (CDN$52,000).

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

9. Share Capital (continued)

Stock Options (continued)

On June 22, 2017, the Company granted 120,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.22 and expire June 22, 2022. The options had a granted date fair value of $13,018 (CDN$17,238) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.65%; Expected life of 5.00 years; Volatility of 98%; and a Dividend yield of 0%.

On September 20, 2017, the Company granted 200,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.17 and expire September 20, 2022. The options had a grant date fair value of $13,129 (CDN$16,369) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.65%; Expected life of 5.00 years; Volatility of 98%; and a Dividend yield of 0%.

The changes in options during the years ended December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
		Weighted
		average		Weighted
	Number of	exercise	Number of	average
	options	price	options	exercise price
Options outstanding, beginning	7,511,500	CDN $ 0.46	5,275,000	CDN $ 0.65
Options granted	320,000	CDN $ 0.19	4,605,000	CDN $ 0.24
Options forfeited	981,500	CDN $ 0.37	-	-
Options exercised	(130,000)	CDN $ 0.40	(38,500)	CDN $ 0.46
Options expired	(615,000)	CDN $ 0.84	(2,330,000)	CDN $ 0.90
Options outstanding, ending	6,105,000	CDN $ 0.42	7,511,500	CDN $ 0.46

Options exercisable, ending	5,805,000	CDN $ 0.41	6,070,000	CDN $ 0.45

Details of options outstanding as of December 31, 2017 are as follows:

			Number of Options
Exercise Price		Expiration Date	Outstanding
CDN$	0.80	January 4, 2018	20,000
CDN$	0.71	April 5, 2018	40,000
CDN$	0.83	June 3, 2018	25,000
CDN$	0.58	July 31, 2018	100,000
CDN$	1.08	January 10, 2019	315,000
CDN$	0.75	December 17, 2019	405,000
CDN$	0.65	December 20, 2019	80,000
CDN$	0.58	April 30, 2020	900,000
CDN$	0.54	June 15, 2020	15,000
CDN$	0.65	July 13, 2020	80,000
CDN$	0.40	January 13, 2021	1,625,000
CDN$	0.51	February 15, 2021	120,000
CDN$	0.20	December 9, 2021	1,440,000
CDN$	0.18	December 30, 2021	620,000
CDN$	0.22	June 22, 2022	120,000
CDN$	0.17	September 20, 2022	200,000
			6,105,000

Each option entitles the holder to purchase one common share of the Company.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

9. Share Capital (continued)

Warrants

The changes in warrants during the years ended December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
				Weighted
		Weighted		Average
	Number of	Average	Number of	Exercise
	Warrants	Exercise Price	Warrants	Price
Warrants outstanding, beginning	26,679,670	CDN $ 0.63	18,708,432	CDN $ 0.72
Warrants issued	13,539,233	CDN $ 0.22	8,446,105	CDN $ 0.44
Warrants exercised	(375,000)	CDN $ 0.25	-	-
Warrants expired	(3,840,700)	CDN $ 0.90	(474,867)	CDN $ 0.96
Warrants outstanding, ending	36,003,203	CDN $ 0.45	26,679,670	CDN $ 0.63

The weighted average remaining life of the warrants outstanding as at December 31, 2017 is 1.56 years.

Details of warrants outstanding as December 31, 2017 are as follows:

			Number of Warrants
			Outstanding and
Exercise Price		Expiration Date	Exercisable
CDN$	0.70	January 21, 2018	1,356,312
CDN$	0.95	April 14, 2018	1,209,080
CDN$	0.95	April 27, 2018	421,500
CDN$	0.74	July 23, 2018	1,070,000
CDN$	0.74	July 31, 2018	825,500
US$	0.62	August 20, 2018	6,038,240
CDN$	0.74	November 30, 2018	1,764,444
CDN$	0.74	December 18, 2018	1,707,789
CDN$	0.55	February 2, 2019	273,058
CDN$	0.55	March 17, 2019	2,267,947
CDN$	0.55	June 28, 2019	1,070,000
CDN$	0.55	July 28, 2019	1,070,000
CDN$	0.43	September 16, 2019	695,500
CDN$	0.30	November 2, 2019	1,070,000
CDN$	0.30	November 22, 2019	429,600
CDN$	0.25	December 5, 2019	1,070,000
CDN$	0.25	December 14, 2019	500,000
CDN$	0.25	January 9, 2020	716,800
CDN$	0.40	February 3, 2020	695,500
CDN$	0.25	March 17, 2020	963,000
CDN$	0.25	April 7, 2020	1,102,100
CDN$	0.27	May 11, 2020	535,000
CDN$	0.24	June 14, 2020	1,337,500
CDN$	0.24	July 11, 2020	695,500
CDN$	0.24	July 26, 2020	963,000
CDN$	0.24	August 9, 2020	1,087,500
CDN$	0.19	September 12, 2020	535,000
CDN$	0.15	October 16, 2020	1,337,500
CDN$	0.15	November 24, 2020	1,537,333
CDN$	0.12	December 27, 2020	1,658,500
			36,003,203

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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

Financial liabilities measured at fair value at December 31, 2017 and 2016 consisted of the derivative financial liability, which is measured using level 3 inputs.

The fair value of the derivative liability is determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. At December 31, 2017 if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $82,240, with a corresponding decrease to comprehensive loss.

12. Related Party Transactions and Balances

Related Party Balances

As of December 31, 2017 and December 31, 2016, $598,285 and $318,685, respectively, owed to directors, officers, and companies controlled by directors has been included in trade payables and accrued liabilities.

Key Management Personnel Compensation

	December 31,	December 31,	December 31,
	2017	2016	2015
Administrative fees	$60,000	$60,000	$60,000
Consulting	48,000	48,000	100,200
Stock-based compensation	40,211	933,616	239,875
Wages and benefits	512,490	587,041	558,320
	$660,701	$1,628,657	$958,395

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

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

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2017:

		Between One
	Within One	and Five	More Than
	Year	Years	Five Years
Trade Payables and Accrued Liabilities	$1,777,483	$-	$-

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$-	$21,933
Trade payables and accrued liabilities	(232,147)	(140,756)
Net	$(232,147)	$(118,823)

Based on the above net exposures, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $2,321 and $1,188 at December 31, 2017 and December 31, 2016, respectively.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

13. Financial Risk and Capital Management (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would not have a significant impact on the Company’s net loss.

14. Commitments

Employment Agreement

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan. The employee will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms. On April 5, 2014, the employment agreement was extended for an additional three years under the same terms. On April 5, 2017, the employment agreement was extended for an additional three years under the same terms.

Pursuant to the Employment Agreement, the Company has committed to granting 500,000 stock options based on the Company achieving certain consolidated net revenue targets. The exercise price and term of the options will be set at time the targets are met.

The employee has the right, upon 30-days’ notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10-days’ notice if for cause or on 60 days’ notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

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

Research and Development Facility Lease

On June 1, 2013, the Company entered into a new two-year lease for its research and development facility in Rochester, New York. The Company will pay a base rent of $103,596 per year in monthly installments of $8,633. On June 26, 2015, the Company extended the lease from July 1, 2015 to June 30, 2017 at a base rent of $105,212 per year in monthly installments of $8,768. This lease was extended for another three years expiring on June 30, 2020. Base annual rent for the years ending June 30, 2018, 2019, and 2020 is $108,312, $109,474, and $110,637, respectively.

Patent License Agreement

On December 9, 2011, the Company entered into a Patent License Agreement to use certain licensed patents. The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

15. Income Taxes

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
Net loss	$(1,274,996)	$(2,021,700)	$(3,488,129)
Tax rate	34%	34%	34%
Expected income tax recovery	(433,499)	(687,378)	(1,185,964)
Derivative liability	(314,154)	(607,888)	(38,927)
Non-deductible items and other	18,014	275,973	83,288
Share issuance costs not recognized	(60,269)	(58,233)	-
Effect of different foreign tax rates	24,457	19,251	30,448
Effect of change in US corporate tax rate	3,059,896	-	-
Temporary differences not recognized	(2,295,685)	1,058,275	1,111,155
	$-	$-	$-

The Company has the following deductible temporary difference for which no deferred tax asset has been recognized and that can be carried forward indefinitely.

	December 31,	December 31,
	2017	2016
Non-capital losses – Canada	$2,322,369	$1,934,799
Tax losses – United States	22,359,419	20,420,145
Equipment tax pools	1,178,241	1,102,969
Share issuance costs	324,049	247,194
	$26,184,078	$23,705,107

The Canadian non-capital losses expire between 2027 and 2037. The US tax losses may be carried forward indefinitely. No deferred tax asset has been recognized as there is insufficient persuasive evidence that the Company will have sufficient taxable income in the future to utilize the tax losses.

16. Research and Development Expense

Details of this expense account by nature are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
Consulting	$-	$10,754	$18,676
Equipment rental, rent and facility costs	214,024	286,323	284,533
Professional fees	48,268	103,011	123,313
Royalty and other	4,995	39,102	71,239
Wages and salaries	594,660	698,232	705,953
	$861,947	$1,137,422	$1,203,714

17. Subsequent Events

In January 2018, the Company granted 1,354,000 stock options to employees and officers with an exercise price of CDN$0.095 per share for a period of 5 years.

In January 2018, the Company completed a non-brokered private placement and issued 1,500,000 units at a price of CDN$0.09 per unit for gross proceeds of $109,221 (CDN$135,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.11 per share for a period of three years from the date of closing. The Company also issued 105,000 finders warrants with an exercise price of CDN$0.11.

Natcore Technology Inc.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For The Years Ended December 31, 2017 and 2016

17. Subsequent Events (continued)

In February 2018, the Company completed a non-brokered private placement and issued 1,250,000 units at a price of CDN$0.07 per unit for gross proceeds of $68,632 (CDN$87,500). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.09 per share for a period of three years from the date of closing. The Company also issued 87,500 finders warrants with an exercise price of CDN$0.09.

In March 2018, the Company extended the expiry date of an aggregate of 1,597,050 outstanding share purchase warrants. The warrants were originally had expiry dates of April 14, 2018 and April 27, 2018. The expiry date has been extended by two years.

In April 2018, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of CDN$0.14 per unit for gross proceeds of $762,224 (CDN$980,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.21 per share for a period of three years from the date of closing. The Company also issued 226,065 finders’ warrants with an exercise price of CDN$0.21.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 14, 2018

NATCORE TECHNOLOGY INC.
(Registrant)

By:	/s/ Charles R. Provini
Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States