Form 20-F/A
period 2017-12-31
Natcore Technology Inc.
filed 2018-08-07
CIK 1464623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes  ______________         No             x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ______________         No             x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes            x                            No ______________

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes            x                            No ______________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ______________         Accelerated Filer ______________         Non-Accelerated Filer______________         Emerging Growth Company             x

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.[   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ______________	International Financial Reporting	Other ______________
Standards as issued by the International
Accounting Standards Board x

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ______________         Item 18 ______________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ______________         No             x

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: N/A.

EXPLANATORY NOTE

Natcore Technology Inc. is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2017 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 15, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosure in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosure made in the Form 20-F.

ITEM 19 – EXHIBITS

The following exhibits are furnished as part of this Amendment No. 1 to the Form 20-F:

Exhibit No.	Description
12.1	Section 302(a) Certification of CEO
12.2	Section 302(a) Certification of CFO
13.1	Section 906 Certifications of CEO and CFO
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date:      August 7, 2018

NATCORE TECHNOLOGY INC.
(Registrant)

By: /s/ Charles R. Provini
Name: Charles R. Provini
Title: President & CEO
Authorized Representative in the United States